UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3/A
Amendment No. 2

(Rule 13e-100)
Transaction Statement under Section 13(e) of the Securities
Securities Exchange Act of 1934 and Rule 13e-3 thereunder

Rule 13e-3 Transaction Statement under Section 13(e) of the
Exchange Act of 1934

SMSA Treemont Acquisition Corp.

(Name of Issuer)

SMSA Treemont Acquisition Corp.
Lucose Corp.
Guangyin Meng
Dianshun Zhang
Guo Wang
Xuchun Wang
Guangxiang Meng
Binglong Qiao
Lingfa Huang

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

78458E102

(CUSIP Number of Class of Securities)

Guo Wang Ruixing Industry Park, Dongping County, Shandong, China 271509 Tel: 86-538-241-7858	Barry I. Grossman, Esq. Sarah E. Williams, Esq. Ellenoff Grossman & Schole LLP 150 East 42nd Street New York, New York 10017 Tel: (212) 370-1300 Fax: (212) 370-7889
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

This statement is filed in connection with (check the appropriate box):

☐	a. The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	b. The filing of a registration statement under the Securities Act of 1933.
☐	c. A tender offer.
☑	d. None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$280,000	$32.09***

*
The transaction valuation is estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(b) under the Securities Exchange Act of 1934, as amended. The calculation assumes the purchase of all outstanding shares of common stock of the Issuer (other than 12,363,885 shares of common stock already beneficially owned by the Filing Persons) at a purchase price of $0.30 in cash per share. There were 930,612 shares of Common Stock of outstanding that were not beneficially owned by the Filing Persons as of July 25, 2012.

**
The amount of the filing fee is calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended. The fee is calculated by multiplying the transaction valuation by 0.0001146.

***	Previously paid.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A
Form or Registration No.: N/A
Filing Party: N/A
Date Filed: N/A

NEITHER THE SECURITIES EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS: APPROVED OR DISAPPROVED OF THE TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SUMMARY TERM SHEET

This “Summary Term Sheet” summarizes the material information with respect to the proposed short form merger involving SMSA Treemont Acquisition Corp., referred to herein as “SMSA”, as a result of which  the successor-in-interest to SMSA will be eligible to  suspend its public reporting obligations under the Securities Exchange Act of 1934, as Amended, or “Exchange Act”. It does not contain all of the information that may be important to you. You should read this entire Schedule 13E-3 and the other documents to which this Schedule 13E-3 refers for a more complete understanding of the transactions being contemplated, how it affects you, what your rights are with respect to the merger as a stockholder of SMSA and the position of the “Filing Persons” (described below) on the fairness of the merger to you. The Filing Persons are required to file this Schedule 13E-3 pursuant to Section 13(e) of the Exchange Act of 1934, as amended, referred to herein as the Exchange Act, and Rule 13e-3 thereunder. References to “Dollars” or “$” in this Schedule 13E-3 are to United States Dollars and references to “RMB” or “reminbi” are to Chinese Reminbi (RMB).

Purposes of the Merger

Guangyin Meng, Dianshun Zhang, Guo Wang, Xuchun Wang, Binglong Qiao, Lingfa Huang and Guangxiang Meng, collectively referred to herein as “Contributing Shareholders”, are currently the holders of approximately 93% of the outstanding shares of common stock of SMSA. Immediately prior to the merger discussed below, the Contributing Shareholders, through their nominee, Guangxing Meng, will contribute all of the shares of SMSA common stock that they beneficially own to Lucose Corp., referred to herein as “Lucose”, a newly formed Nevada entity.  The Contributing Shareholders intend to cause Lucose to merge with SMSA, with Lucose continuing as the surviving corporation, as a means of acquiring all of the other shares of SMSA common stock not owned directly or indirectly by Contributing Shareholders and providing a source of immediate liquidity to the holders of such shares of SMSA common stock. Following the merger, Contributing Shareholders will own 100% of the capital stock of Lucose.

Principal Terms of the Merger

The Merger

Lucose is a newly formed Nevada corporation for the purpose of causing a merger with SMSA. Upon the contribution by Contributing Shareholders (through their nominee holder Ms. Guangxiang Meng) of their shares of SMSA common stock to Lucose, Lucose will hold approximately 93% of the outstanding shares of SMSA. At any time beginning at least 30 days following the date of the mailing of this Schedule 13E-3, or such later time as may be required to comply with Rule 13e-3 under the Exchange Act, and all other applicable laws, the Contributing Shareholders will cause Lucose to merge with SMSA in a “short form” merger under Section 92A.180 of the Nevada Revised Statutes, referred to herein as the “NRS”.  Under the NRS, no action is required by the stockholders of SMSA (other than Lucose) for the merger to become effective. Contributing Shareholders and Lucose do not intend, nor are they required under the NRS, to enter into a merger agreement with SMSA. Holders of SMSA common stock will not be entitled to vote their shares of SMSA common stock with respect to the merger, but will be entitled to certain dissenter’s rights under and in accordance with the NRS. Common stock of SMSA constitutes the only class of capital stock of SMSA that, in the absence of Section 92A.180 of the NRS, would be entitled to vote on the merger. Lucose will be the surviving corporation in the merger.

Merger Consideration

Upon the effective date of the merger, each share of SMSA common stock (other than shares held by Lucose, shares held in treasury and shares with respect to which dissenter’s rights have been properly exercised and not withdrawn or lost) will be cancelled and automatically converted into the right to receive $0.30 in cash, without interest.

SMSA shares  Outstanding; Ownership by the Filing Persons

As of July 25, 2012, a total of 13,294,497 shares of SMSA common stock were outstanding. As of July 25, 2012, the Filing Persons were, in the aggregate, the beneficial owners of 12,363,885 shares of SMSA common stock or approximately 93% of the outstanding shares of SMSA common stock. There are no outstanding options or warrants to acquire shares of common stock or other capital stock of SMSA.

Payment for shares

Lucose will pay you for your shares of SMSA common stock as soon as practicable following the effective date of the merger. Instructions for surrendering your stock certificates will be set forth in a Notice of Merger and Dissenter’s rights that will be mailed to stockholders of record of SMSA as of the effective date of the merger within 10 calendar days of the effectiveness of such merger. Those documents should be read carefully. Please do not submit your stock certificates before you have received these documents. Sending the “Paying Agent” identified in the Notice of Merger and Dissenter’s rights your stock certificates with a properly signed Letter of Transmittal will waive your dissenter’s rights described below. See Item 4 “Terms of the Transaction” beginning on page 21 of this Schedule 13E-3.

Source and Amount of Funds

The total amount of funds expected to be required by Lucose to pay the aggregate merger consideration for the outstanding shares of SMSA common stock (other than shares held by Lucose, shares held in treasury and shares with respect to which dissenter’s rights have been properly exercised and not withdrawn or lost), and to pay related fees and expenses, is estimated to be approximately $358,000. Because the Filing Persons intend to provide the necessary funding for the merger, Lucose has not arranged for any alternative financing arrangements. The merger will not be subject to any financing conditions.

Parties to the Merger

“Filing Persons” refers to the following entities and individuals, each of whom is described in more detail in Item 3 “Identity and Background of Filing Persons” beginning on page 20 of this Schedule 13E-3:

•	SMSA,
•	Lucose,
•	Guangyin Meng,
•	Dianshun Zhang,
•	Guo Wang,
•	Xuchun Wang,
•	Guangxiang Meng,
•	Binglong Qiao, and
•	Lingfa Huang

Lucose is a Nevada corporation newly formed by Contributing Shareholders solely for the purpose of effecting the merger. Upon contribution of the shares of SMSA common stock by Contributing Shareholders, (i) Contributing Shareholders will be all of the stockholders of Lucose, and (ii) Lucose will directly hold  12,363,885 shares of SMSA’s common stock, or approximately 93% of the outstanding shares of SMSA common stock. Following the merger, Contributing Shareholders will own 100% of the capital stock of Lucose as the surviving entity of the merger. Ms. Guangxiang Meng is the sole director of Lucose.

Contributing Shareholders

Guangxiang Meng. Ms. Meng became the record holder of the 93% shares of SMSA and a nominee of Xuchun Wang, Binglong Qiao, Linfa Huang and Guo Wang (collectively the “Optionee Shareholders”) pursuant to those certain Transfer and Assignment Agreement among Ms. Meng, Mr. Chongxin Xu, and the Optionee Shareholders dated July 27, 2012, pursuant to which (i) Mr. Xu transferred to Ms. Meng his right and interest to 93% of issued and outstanding common stock of SMSA (the “Option shares ”), and (ii) Mr. Xu assigned to Ms. Meng all of his rights and obligations under those certain Option Agreements dated as May 13, 2011 between Mr. Xu and each of Mr. Xuchun Wang, Mr. Lingfa Huang, Mr. Binglong Qiao and Mr. Guo Wang, respectively,  (each individual, an “Optionee Shareholder” and each agreement, an “Option Agreement”). The Option Agreements, as amended on July 27, 2012, were intended to allow the Optionee Shareholders to, collectively, obtain beneficial ownership of the shares. Ms. Meng has no knowledge of the operation of SMSA or its subsidiaries or affiliates. As such, she has no effective control over the affairs of SMSA or its subsidiaries or affiliates.  Ms. Meng is self-employed.

Guangyin Meng. Mr. Meng is chairman of the Board of SMSA and a director of Shangdong Xiangrui Pharmacy Co., Ltd (“Shandong Xiangrui”), a variable interest entity SMSA controls through certain contractual arrangement. Mr. Meng spends approximately 20% of his time on business affairs of SMSA. Mr. Meng has also served as the chairman and CEO, since 2003, of Ruixing Group Co., Ltd. (“Ruixing Group’) positions that he still currently holds. Mr. Meng spends approximately 30% of his time on the business affairs of Ruixing Group. Mr. Meng has served as the chairman of Shandong Runyin Bio-chemical Co., Ltd. (“Runyin Bio-chemical”) since 2002, a position that he still currently holds. Mr. Meng spends approximately 40% of his time on the business affairs of Shandong Xinrui Chemical Devices Co., Ltd. (“ Runyin Bio-chemical”). Furthermore, Mr. Meng has served as the director of Shandong Xinrui Chemical Devices Co., Ltd. (“Xinrui Chemical”) since 2006, a position that he still currently holds. Mr. Meng spends approximately 10% of his time on the business affairs of Xinrui Chemical.  Mr. Meng has nearly 20 years of corporate management experience and nearly 20 years of experience in the agricultural industry. He holds a bachelors degree in chemical engineering from East China University of Science and Technology. See “Background and History of the Affiliated Companies” in on page 23 of this Schedule 13E-3 for detailed discussion of the relationship between these above mentioned affiliated entities.

Dianshun Zhang. Mr. Zhang serves as a director of SMSA. Mr. Zhang spends approximately 50% of his time on business affairs of SMSA. Mr. Zhang has also served as a director since 2003 and vice president since 1997 in Ruixing Group, positions that he still currently holds. Mr. Zhang spends approximately 30% of his time on the business affairs of Ruixing Group. Mr. Zhang has been a director of Runyin Bio-chemical since 1997, a position that he still currently holds. Mr. Zhang spends approximately 20% of his time on the business affairs of Runyin Bio-chemical. Mr. Zhang has over 20 years of corporate management experience and machinery technician experience in the agricultural industry. Mr. Zhang is an expert in quantitative and statistical analysis. He has been awarded honors from the Tai’an Bureau of Technical Supervision and the Shandong Chemical Bureau. He holds a bachelors degree in equipment manufacturing from Shandong Dianshi University.

Guo Wang. Mr. Wang is CEO of SMSA and the CEO of Shandong Xiangrui. Mr. Wang spends 100% of his time on business affairs of SMSA. Mr. Wang has also served as an engineer in the research and development department of Ruixing Group, from 1997 until 2005. Mr. Wang has over 10 years of agricultural industry experience and over 10 years of management experience in the engineering sector. He holds a masters degree in chemistry from Shandong Agricultural University.

Xuchun Wang Mr. Xuchun Wang is a manager in the production department of Ruixing Group. Mr. Wang is a brother in law to Mr. Guangyin Meng, the principal business of which is electricity generation and chemical products manufacturing.

Binglong Qiao Mr. Binglong Qiao is the vice president of the purchasing department of Ruixing Group, the principal business of which is electricity generation and chemical products manufacturing.

Lingfa Huang Lingfa Huang is a director and the vice president of Ruixing Group, the principal business of which is electricity generation and chemical products manufacturing.

The above Contributing Shareholders may be deemed to be the beneficial owner of 12,363,885 shares of SMSA’s common stock, or approximately 93% of the outstanding shares of SMSA common stock as of July 25, 2012.

The Filing Persons’ Position on the Fairness of the Merger

Rule 13e-3 under the Exchange Act requires each of the Filing Persons to make certain statements regarding, among other things, their belief as to the fairness of the merger to the unaffiliated stockholders of SMSA (that is, any SMSA stockholder other than the Filing Persons or any director or executive officer of SMSA).  The Filing Persons are making these statements solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act.

As described more fully below, each Filing Person believes that the proposed merger is both substantively and procedurally fair to the unaffiliated stockholders of SMSA, based on the following factors:

•
The merger will enable the unaffiliated stockholders of SMSA to immediately receive (without the payment of any brokerage fees or commissions typically associated with market sales) cash for their shares of SMSA common stock. There is no trading market for the SMSA common stock. The merger consideration, the purchase price of $0.30 per share, provide immediately return to the unaffiliated shareholders.

•
The Contributing Shareholders’ collective deemed beneficial ownership of approximately 93% of the outstanding shares  (1) will result in an extremely small public float that limits the amount of trading in the shares  even if the common stock starts trading in the future and (2) eliminates the possibility that a proposal to acquire the shares  by an independent entity could succeed without the consent of the Filing Persons.

•
The Filing Persons considered the fact that there has been no trading of the shares  at all since the Share Exchange (as defined below in Item 2 of the Schedule 13E-3), as relevant to their belief that the merger is fair to the unaffiliated stockholders of SMSA.

•
None of the Filing Persons has received a firm offer for their equity interests in SMSA from a third party within the past two years. The Contributing Shareholders intend to retain their majority holdings in SMSA, and did not seek a buyer for SMSA. This fact foreclosed the opportunity to consider an alternative transaction with a third party purchaser of SMSA or otherwise provide liquidity in the form of a third party offer to the unaffiliated stockholders of SMSA. Accordingly, it is unlikely that finding a third party buyer for SMSA was a realistic option for the unaffiliated stockholders of SMSA.

•
The merger would shift the risk of the future financial performance of SMSA from the unaffiliated stockholders, who do not have the power to control decisions made regarding SMSA’s business, entirely to the Filing Persons who have the power to control SMSA’s business.

•
SMSA has never declared or paid any dividends since its inception, and based on SMSA’s disclosure in its Annual Report on Form 10-K for the year ended December 31, 2011, it has no intention to pay dividends in the foreseeable future.

•	SMSA will no longer be subject to the costly reporting and other disclosure requirements of the Exchange Act, including those instituted under the Sarbanes-Oxley Act of 2002.

•
The unaffiliated stockholders of SMSA are entitled to exercise dissenter’s rights and demand fair value for their shares of SMSA common stock as determined by the Nevada district court in Clark County, which may be determined to be more or less than the cash amount offered in the merger.

•	Because the merger is being effected as a short-form merger under Section 92A. 180 of the NRS, it does not require approval by the stockholders of SMSA.

See “Special Factors — Fairness of the Merger — Position of the Filing Persons as to the Fairness of the Merger,” beginning on page 7 of this Schedule 13E-3.

Consequences of the Merger

Completion of the merger will have the following effects:

•	SMSA will be merged into Lucose with Lucose being the surviving entity of the merger and wholly-owned by the Contributing Shareholders through their nominee, Ms. Guangxiang Meng.

•	Subject to the exercise of statutory dissenter’s rights, each of your shares of SMSA common stock will be converted into the right to receive $0.30 per share in cash, without interest.

•
Only Contributing Shareholders will have the opportunity to participate in the future earnings and growth, if any, of Lucose (as successor to SMSA). Similarly, only Contributing Shareholders will face the risk of losses generated by Lucose’ operations or the decline in value of Lucose after the merger.

•
The shares of the common stock of SMSA will no longer be deemed as registered pursuant to Section 12 of the Exchange Act. Thus, SMSA and its affiliates will no longer be subject to the reporting and other disclosure requirements of the Exchange Act, including requirements to file annual and other periodic reports or to provide the type of disclosure contained in this Schedule 13E-3.

Dissenter’s rights

You have a statutory right to dissent from the merger and demand payment of the fair value of your shares of SMSA common stock in accordance with Section 92A.300 to Section 92A.500 of the NRS, plus interest, if any, from the effective date of the merger. This value may be more or less than the Purchase Price per share in cash consideration offered in the merger. In order to qualify for these rights, you must make a written demand for dissent within 30 days after the date of mailing of the Notice of Merger and Dissenter’s rights and otherwise comply with the procedures for exercising dissenter’s rights in the NRS. The statutory right of dissenting stockholders is set out in Section 92A.300 to Section 92A.500 of the NRS and is complicated.  Stockholders seeking to exercise their statutory right of dissent are encouraged to seek advice from legal counsel.

Where You Can Find More Information

More information regarding SMSA is available from its public filings with the Securities and Exchange Commission. See also Item 2 “Subject Company Information” and Item 3 “Identity and Background of Filing Persons” beginning on pages 16 and 20, respectively, of this Schedule 13E-3.

INTRODUCTION

This Transaction Statement on Schedule 13E-3 is being filed by the following entities and individual, collectively referred to as the “Filing Persons”:

•	SMSA Treemont Acquisition Corp, a Nevada corporation, referred to herein as “SMSA”;

•	Lucose Corp., a Nevada corporation, referred to herein as “Lucose”;

•	Guangyin Meng, Dianshun Zhang, Guo Wang, Xuchun Wang, Guangxiang Meng, Binglong Qiao and Lingfa Huang, collectively “Contributing Shareholders”

The Filing Persons are required to file this Schedule 13E-3 pursuant to Section 13(e) of the Exchange Act of 1934, as amended, referred to herein as the “Exchange Act”, and Rule 13e-3 thereunder.

This Schedule 13E-3 is being filed in connection with the proposed short-form merger between SMSA and Lucose pursuant to Section 92A.180 of the Nevada Revised Statutes, or “NRS”, as a result of which SMSA and its affiliates will no longer be required to file reports with the Securities and Exchange Commission, or SEC.  The effective date of the merger is expected to occur 30 days following the date of the mailing of this Schedule 13E-3, or such later date as may be required to comply with Rule 13e-3 under the Exchange Act and all other applicable laws.

As of July 25,2012, there were issued and outstanding 13,294,497 shares of common stock of SMSA, $0.001 par value per share, and approximately 570 stockholders of record.

Contributing Shareholders have agreed to contribute immediately prior to the merger an aggregate of 12,363,885 shares, or approximately 93% of the total shares outstanding, to Lucose, pursuant to the terms of the Contribution Agreement dated August 10, 2012 between Contributing Shareholders and Lucose. The Contribution Agreement has been filed as an exhibit to this Schedule 13E-3.

Upon the consummation of the merger, each outstanding share  (other than shares  held by Lucose, any shares  held in treasury, and shares  with respect to which statutory dissenter’s rights have been properly exercised and not withdrawn or lost) will be cancelled and automatically converted into the right to receive $0.30  per share  in cash, referred to herein as the “Merger Price”, without interest, upon surrender of the certificate for such share  to the “Paying Agent” identified in the Notice of Merger and Dissenter’s rights and a Letter of Transmittal. Such notice will be mailed to stockholders of record of SMSA as of the effective date of the merger within 10 calendar days following the effective date of the merger. The notice will include, among other things, instructions with regard to the surrender of stock certificates, together with a description of statutory dissenter’s rights. These documents should be read carefully.

Under the NRS, no action is required by the stockholders of SMSA, other than Lucose, for the merger to become effective.  Lucose will be the surviving corporation in the merger. As a result of the merger, and pursuant to the terms of the Contribution Agreement, Contributing Shareholders will own all of the issued and outstanding capital stock of Lucose.

There are no issued and outstanding options or warrants to acquire any capital stock of SMSA.

Cautionary Note Regarding Forward-Looking Statements

This Schedule 13E-3 and the documents incorporated by reference in this Schedule 13E-3 include certain forward-looking statements. These statements appear throughout this Schedule 13E-3 and include statements regarding the intent, belief, or current expectations of the Filing Persons, including statements concerning the Filing Persons’ strategies following completion of the merger. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors, such as positions and strategies of competitors; cash availability/liquidity; the risks inherent with predicting cash flows, revenue and earnings outcomes as well as all other risk factors identified in (i) SMSA’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 filed with the Securities and Exchange Commission, or the SEC, on March 30, 2012, (ii) SMSA’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012 filed with the SEC on May 15, 2012, (iii) SMSA’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012 filed with the SEC on August 24, 2012 and (iv) as otherwise described in SMSA’s filings with the SEC from time to time.

SPECIAL FACTORS

PURPOSES, ALTERNATIVES, REASONS, AND EFFECTS OF THE MERGER

Purposes

The purpose of the merger is for Contributing Shareholders to acquire the minority public interest in SMSA through Lucose and to provide the unaffiliated stockholders of SMSA (that is, any SMSA stockholder other than the Filing Persons or any director or executive officer of SMSA) with a source of immediate liquidity for their shares. The Filing Persons believe that the lack of any trading in the shares makes ownership of the shares  unattractive to the public holders of the shares  because the shares are not readily saleable in the public market. The Filing Persons also believes that, given the lack of any trading in the shares, the costs of maintaining SMSA’s status as a public company are not justified.

Alternatives

The Filing Persons considered the advantages and disadvantages of certain alternatives to acquiring the minority interests of the unaffiliated stockholders of SMSA, including leaving SMSA as a majority-owned, public company in the US capital markets.  In the view of the Filing Persons, the principal advantage of leaving SMSA as a majority-owned, public company in the US capital markets would be for the potential investment liquidity of owning securities of a public company and for the possibility of using SMSA’s securities to raise capital or make acquisitions.  However, the Filing Persons do not expect SMSA to do so in the foreseeable future. The Filing Persons also noted that companies of similar size and public float to SMSA do not typically receive the necessary attention from stock analysts and the investment community to create substantial liquidity.  Therefore, the Filing Persons concluded that the advantages of leaving SMSA as a more-than-90% owned, public entity were outweighed by the disadvantages of doing so, and accordingly that alternative was rejected.

The Filing Persons believe that effecting the transaction by way of a short-form merger under Section 92A.180 of the NRS is also the quickest and most cost-effective way for Lucose to acquire the outstanding minority equity interest in SMSA, as well as an equitable and fair way to provide liquidity, in the form of cash merger consideration, to the unaffiliated stockholders of SMSA for their shares of SMSA common stock.  As a consequence, the Filing Persons rejected such transactions as a long-form merger, tender offer or reverse stock split because it would cause additional costs and delay. The short-form merger allows the unaffiliated stockholders of SMSA to receive cash for their shares of SMSA common stock quickly. The Filing Persons identified the short-form merger as the most viable vehicle for maximizing value to its unaffiliated stockholders. There are no alternative means that would provide the Company adequate assurance to allow the Company to cease to be a public company in a cost-effective way.

Reasons

In determining whether to acquire the outstanding public minority equity interest in SMSA and to effect the merger, the Filing Persons considered the following factors to be the principal benefits of taking SMSA private:

●
To decrease costs associated with being a public company. For example, as a privately-held company, Lucose (as successor to SMSA) would not be required to file quarterly, annual, or other periodic reports with the SEC, publish and distribute to its stockholders annual reports and proxy statements, or comply with certain provisions of the Sarbanes-Oxley Act of 2002, or SOX. These cost savings include approximately $150,000 for expenses associated with audit and SOX compliance, $120,000 for expenses associated with personnel and public company management, $120,000 for expenses associated with public company legal representation, and $80,000 for general public company compliance expenses (such as stock transfer agent services, and printing, mailing and preparation of proxy statements, annual reports and other SEC reports). Certain individuals of SMSA’s management spend approximately 70% of their time involved with activities related to active public company management. The Filing Persons therefore anticipate that going private would result in cost savings of approximately $470,000 per year.

●
To eliminate additional burdens on management associated with public reporting and other tasks resulting from SMSA’s public company status, including, for example, the dedication of time and resources to stockholder inquiries and investor and public relations.

●
To provide greater flexibility for SMSA’s management would have to focus on the business and the long-term business goals of SMSA (as opposed to quarterly earnings), without the diversion of the significant time required to comply with the reporting obligations of a public company.

●
To reduce the amount of public information available to competitors about SMSA’s businesses that would result from the termination of SMSA (and its affiliates)’s obligations under the reporting requirements of the Exchange Act, and the rules and regulations promulgated thereunder and any other requirements of the SEC.

●
To provide increased and immediate liquidity for investors. There was no trading of the shares at all ever since the Share Exchange (as defined on page 17 of this Schedule 13E-3). Investors essentially have no public market in which to efficiently sell their shares . The merger would result in immediate, enhanced liquidity for the unaffiliated stockholders of SMSA. The Filing Persons believe that the market for the shares  is so illiquid that all of unaffiliated stockholders of SMSA would not be able to sell their shares  within a short period of time at or above the Merger Price.

●
The fact that the merger offers the stockholders of SMSA the opportunity to sell their shares  for one price at the same time, without the payment of any brokerage fee or commission (or, in the alternative, to seek an dissent of the fair value), and thereby directly benefits such stockholders.

●	The lack of interest by institutional investors in companies with a significantly limited public float.

The Filing Persons also weighed a variety of risks and other potentially negative factors for the unaffiliated stockholders of SMSA and the Filing Persons concerning the merger, including the fact that:

●
Following the merger, the unaffiliated stockholders of SMSA will not participate in any future earnings of or benefit from any increases in the value of Lucose (as successor to SMSA in the merger); only the Filing Persons would benefit by an increase in the value of Lucose;

●	For U.S. federal income tax purposes generally, the cash payments made to the unaffiliated stockholders of SMSA pursuant to the merger will be taxable to such stockholders;
●	The unaffiliated stockholders of SMSA will be required to surrender their shares involuntarily in exchange for a cash price determined by the Filing Persons;
●	The unaffiliated stockholders of SMSA will not have the right as a result of the merger to liquidate their shares at a time and for a price of their choosing;
●	The Filing Persons will be the sole beneficiaries of the cost savings that result from going private; and

●	SMSA will no longer be subject to the provisions of SOX or the liability provisions of the Exchange Act.

Many of the factors in favor of taking SMSA private have been present in SMSA’s history for some time. Although the Filing Persons could have effectuated a short-form merger at other times prior to the current proposed merger, the Filing Persons only recently considered a potential going private transaction after beginning to more critically assess and evaluate the business performance and operations of SMSA and the ongoing costs of keeping SMSA a public company.  As part of this assessment, which commenced in May of 2012, the Filing Persons considered SMSA’s declining sales over the past year and its challenging growth prospects in light of the increasing costs of production as well as increased competition.  In addition to the costs of keeping SMSA a public company, the Filing Persons also considered the significant difficulty that SMSA would have in raising capital in the market for working capital needs given the limited liquidity of its shares  and the recent negative market outlook on PRC companies that have listed in the U.S. through a “reverse takeover” process.  The Filing Persons continued to evaluate whether or not to privatize SMSA in June and July of 2012.   On July 22, 2012, the Filing Persons concluded their analysis and determined that the costs of keeping SMSA a public company (as discussed above) exceeded the benefits and therefore decided to effectuate the short-form merger at this time without delay so as to immediately realize the benefit of taking SMSA private. On August 10, 2012, Contributing Shareholders and Lucose executed the Contribution Agreement and the Filing Persons filed an initial Schedule 13E-3 with the SEC announcing the intention of Contributing Shareholders to cause Lucose to effect the merger with SMSA.

Effects

Effect to the Contributing Shareholders

The beneficial ownership of the Contributing Shareholders in the outstanding shares of SMSA common stock immediately prior to the consummation of the merger amounts to approximately 93% in the aggregate.

Upon completion of the merger, the Contributing Shareholders will have complete control over the conduct of SMSA’s business.  The Contributing Shareholders’ beneficial ownership of the shares immediately prior to the merger in the aggregate was approximately 93%. Upon completion of the merger, the Contributing Shareholders’ interest in SMSA’s net book value (approximately $10.7 million on March 31, 2012 and $10.4 million as of June 30, 2012), and net income attributable to SMSA (approximately $5.4 million for the fiscal year ended December 31, 2011) will increase from approximately 93% to 100% of those amounts.  The Contributing Shareholders will also indirectly realize all of the benefits in the estimated savings of approximately $470,000 per year in costs related to being a public company.

Effect to the Unaffiliated Stockholders

Upon completion of the merger, the unaffiliated stockholders of SMSA will no longer have an interest in, and will not be stockholders of, SMSA and therefore will not be able to participate in any future earnings and potential growth of Lucose (as successor to SMSA in the merger), but will also no longer bear the risk of any decreases in the value of Lucose.  In addition, the unaffiliated stockholders of SMSA will not share in any distribution of proceeds after future sales of businesses of Lucose, if any. See Item 6, “Purposes of the Transaction and Plans or Proposals - Plans,” beginning on page 27 of this Schedule 13E-3. All other incidents of stock ownership with respect to such unaffiliated stockholders, such as the rights to vote on certain corporate decisions, to elect directors, to receive distributions upon the liquidation of Lucose and to receive dissenter’s rights upon certain mergers or consolidations of Lucose (except dissenter’s rights perfected in connection with the merger), will be extinguished upon completion of the merger.  Further, the receipt of the payment for their shares will be a taxable transaction for federal income tax purposes.  See “Certain U.S. Federal Income Tax Consequences of the Merger,” beginning on page 10 of this Schedule 13E-3.

Upon completion of the merger, the unaffiliated stockholders of SMSA will have liquidity, in the form of the merger consideration, in place of an ongoing equity interest in SMSA.

The Shares

Deregistration

Once the merger is effective, the Filing Persons intend to deregister the shares of common stok of SMSA under the Exchange Act. As a result, SMSA will no longer be required to file annual, quarterly, and other periodic reports with the SEC under Section 13(a) of the Exchange Act and will no longer be subject to the proxy rules under Section 14 of the Exchange Act.  SMSA will no longer be subject to the provisions of the Sarbanes-Oxley Act or the liability provisions of the Exchange Act.  In addition, the Filing Persons will no longer be subject to reporting requirements regarding their ownership of shares  under Section 13 of the Exchange Act or to the requirement under Section 16 of the Exchange Act to disgorge certain profits from the purchase and sale of shares of SMSA capital stock .

Plans After the Merger

In connection with the merger, the Filing Persons expect to review the business, assets, corporate structure, capitalization, operations, properties, policies, management and personnel to determine what changes, if any, would be desirable following the merger in order to improve the business and operations of Lucose (as successor to SMSA).  The transactions contemplated may include investments, share issuances, sales or transfers of a material amount of assets, or mergers, reorganizations, business combinations or similar transactions involving Lucose and other entities or businesses of the Filing Persons or their affiliates, including trade sales, private or public offerings, or spin-off transactions in respect of all or a portion of such merged, reorganized or combined businesses. While the Filing Persons currently do not have any particular plans to effect any such transactions, the Filing Persons expressly reserve the right to make any changes as to Lucose that it deems necessary or appropriate in light of its review or in light of future developments. The Filing Persons currently do not anticipate any material change in SMSA’s present dividend policy or any changes in SMSA’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of SMSA.

After the effective date of the merger, Lucose will have only 1 record holders, i.e. Ms. Guangxiang, the nominee holder for the direct and indirect interests of the Contributing Shareholders, and, entitling Lucose (as successor to SMSA) to suspend SMSA’s reporting obligations under Section 12(g) of the Exchange Act of 1934 by filing a Form 15 with the SEC.

Additionally, it is currently expected that since SMSA will no longer be a public company after the effective date of the merger that the board of directors and management of Lucose (as successor to SMSA) may be restructured.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of the material U.S. federal income tax consequences of the merger to certain beneficial owners of the shares . This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, referred to herein as the “Code”, and the laws, regulations, rulings, and decisions in effect on the date of this Transaction Statement, all of which are subject to change (possibly with retroactive effect) and to differing interpretations. In addition, this discussion only applies to holders of the shares  that are U.S. persons (as defined below) that beneficially own shares  as capital assets, and does not address tax consequences that may be relevant to holders of the shares  that may be subject to special tax treatment under the Code, such as holders who are brokers, dealers or traders in securities or foreign currency, traders in securities that elect to apply a mark-to-market method of accounting, insurance companies, tax-exempt organizations, banks, financial institutions, broker-dealers, real estate investment trusts, regulated investment companies, grantor trusts, or holders who hold the shares  as part of a hedge, straddle, conversion, or other risk reduction transaction. Finally, the following discussion does not address the tax consequences under U.S. federal estate and gift tax laws, state, local or non-U.S. tax laws, or the tax consequences of transactions occurring prior to, concurrently with or after the merger (whether or not such transactions are in connection with the merger).

SMSA has not requested a ruling from the Internal Revenue Service (the “IRS”) in connection with the merger or related transactions.  Accordingly, the discussion below neither binds the IRS nor precludes it from adopting a contrary position.  Furthermore, no opinion of counsel has been or will be rendered with respect to the tax consequences of the merger or related transactions.

For purposes of this discussion, a ‘‘U.S. person’’ is any person that is:

●	a citizen or individual resident of the United States;

●	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof;

●	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

●
a trust if either (i) the trust is subject to the primary supervision of a court within the United States and one or more U.S. persons as described in Section 7701(a)(30) of the Code have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds shares, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership.  A partnership holding shares, or a partner in such partnership should consult their tax advisors as to the particular U.S. federal income tax consequences of the merger.

The receipt of cash by a stockholder of SMSA, pursuant to the merger or pursuant to the exercise of the stockholder’s statutory dissenter’s rights, will be a taxable transaction for U.S. federal income tax purposes. In general, a stockholder of SMSA will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the amount of cash that the stockholder receives in the merger and that stockholder’s adjusted tax basis in that stockholder’s shares of SMSA. Such gain or loss will be capital gain or loss if the stockholder holds the shares of SMSA as a capital asset, and generally will be long-term capital gain or loss if, at the effective date of the merger, the stockholder has held the shares of SMSA for more than one year.

The cash payments made to a stockholder of SMSA pursuant to the merger will be subject to backup withholding unless the stockholder provides the Paying Agent with his, her or its tax identification number (social security number or employer identification number) and certifies that such number is correct, or unless an exemption from backup withholding applies. The amount of any backup withholding from a payment to a holder of the shares  will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the IRS.  Holders should consult their tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption.

THE U.S. FEDERAL INCOME TAX CONSEQUENCES SET FORTH ABOVE ARE INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY AND ARE BASED UPON CURRENT LAW.  BECAUSE INDIVIDUAL CIRCUMSTANCES MAY BE DIFFERENT, EACH BENEFICIAL OWNER OF SHARES IS URGED TO CONSULT SUCH BENEFICIAL OWNER’S TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO EACH SUCH BENEFICIAL OWNER OF THE MERGER, INCLUDING THE APPLICATION OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

FAIRNESS OF THE MERGER

Position of the Filing Persons as to the Fairness of the Merger

Under SEC rules, the Filing Persons are deemed to be engaged in a “going private” transaction, which, if consummated, will result in the delisting suspension of SEC reporting obligations of SMSA and its affiliates. Rule 13e-3 of the Exchange Act requires the Filing Persons to provide certain information regarding their position as to the substantive and procedural fairness of the proposed merger to the unaffiliated stockholders. The Filing Persons are making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act.

As used in this Schedule 13E-3, the term “unaffiliated stockholders of SMSA” means any stockholder other than the Filing Persons or any director or executive officer of SMSA.  To the knowledge of the Filing Persons, other than the Filing Persons, no director or executive officer of SMSA is holder of SMSA common stock.  To the extent there are any directors or executive officers of SMSA, other than the Filing Persons, who hold SMSA common stock, such persons will participate in the merger in the same manner and to the same extent as the unaffiliated stockholders of SMSA.

Each of the Filing Persons has determined that the merger is both substantively and procedurally fair to the unaffiliated stockholders of SMSA. This belief is based upon the factors discussed below.

Factors Considered In Determining Fairness

Each of the Filing Persons believes that the proposed merger is both substantively fair to the unaffiliated stockholders of SMSA based on the following factors:

●
The Merger Price.  The merger will enable the unaffiliated stockholders of SMSA to immediately receive (without the payment of any brokerage fees or commissions typically associated with market sales) cash for their shares of SMSA common stock. There is no trading market for the SMSA common stock. The merger consideration, a $0.30 per share, provide immediately return to the unaffiliated shareholders.

●
Arms-length negotiation with Halter and New Fortress.   Halter Financial Investments, L.P. (“HFI”) and its transferees collectively hold approximately 3% and New Fortress Group, Ltd. (“New Fortress”) holds approximately 3% of SMSA outstanding common stock. HFI and New Fortress (collectively referred to as "HFI and New Fortress"), in the aggregate, holds and controls approximately 6% of SMSA outstanding common stock. HFI, its affiliates or transferees do not have any direct or beneficial interest in New Fortress, and exercises no control over it. New Fortress does not have any ownership interest nor exercise any control over HFI, its affiliates or transferees. There is no relationship between HFI and New Fortress except as described herein.    The Filing Persons had lengthy negotiations with Halter and New Fortress’ representative.  In mid of May 2012 after SMSA filed its quarterly report on Form 10-Q for the period ended March 31, 2012, representatives of Halter and New Fortress, visited SMSA's headquarters and met with management for the purpose of discussing the Company's performance and prospects. During such conversations, Mr. Dianshun Zhang, the representative for the Contributing Shareholders, told Halter and New Fortress’ representative that Mr. Meng and other Contributing Shareholders were considering making contributions to the Company in order to increase the Company’s cash flow, and he inquired whether Halter and New Fortress would be interested in making a contribution in proportion to its percentage interest in the Company. Halter and New Fortress declined the offer. Subsequently, Mr. Zhang asked Halter and New Fortress’ representative if it would exercise its dissenters rights in the event the Contributing Shareholders pursued the merger transaction discussed herein. After initial positive feedback from Halter and New Fortress, the Filing Persons initiated negotiations with representatives of  Halter and New Fortress regarding the terms of the merger transaction disclosed herein. After several rounds of negotiation with the Controlling Shareholders, Halter and New Fortress agreed that they would not exercise their dissenters rights upon receipt of the Notice of Merger and Dissenter’s Right and would tender its shares of SMSA common stock at a price of $0.30 per share, subject to Filing Person’s compliance with U.S. securities laws applicable to such a merger transaction.

●
Current Lack of Liquidity for Stockholders. The Filing Persons’ collective deemed beneficial ownership of approximately 93% of the outstanding shares (1) results in an extremely small public float that limits the amount of trading in the shares  even if the shares start trading in the future and (2) eliminates the possibility that a proposal to acquire the shares  by an independent entity could succeed without the consent of the Filing Persons. There was no trading of the shares at all ever since the Share Exchange; essentially, investors have had no public market in which to efficiently sell their shares. The Filing Persons believe that the immediate liquidity and cash consideration that would result from the merger would be beneficial to the unaffiliated security holders of SMSA whose ability to sell their shares  has been adversely affected by the lack of any trading of the shares.

●
No Firm Offers. The Filing Persons considered the absence of any third party buyer for SMSA during the past two years to support the fairness of the merger to the unaffiliated stockholders of SMSA because the absence of a third party buyer demonstrated that the proposed merger with Lucose was the only likely source of prompt liquidity for the shares  which was simultaneously available to all of the unaffiliated stockholders of SMSA.  In support of this factor, the Filing Persons considered the fact that no other firm offers have been made in the last two years for: (1) the merger or consolidation of SMSA with or into another company, or vice versa; (2) the sale or other transfer of all or any substantial part of the assets of SMSA; or (3) a purchase of SMSA’s securities that would enable the holder to exercise control of SMSA. Further, the Filing Persons do not expect to entertain an offer for their ownership in SMSA and intend to retain their majority holdings in SMSA. The Filings Persons believe that “shopping” SMSA would not only entail substantial time delays and detract from the amount of time and energy by management of SMSA focused on SMSA’s business, but would also disrupt and discourage SMSA’s employees and create uncertainty among SMSA’s ultimate end customers and suppliers without any benefit to the unaffiliated stockholders of SMSA. The fact that the Filing Persons did not seek a buyer for SMSA foreclosed the opportunity to consider an alternative transaction with a third party purchaser of SMSA or otherwise provide liquidity in the form of a third party offer to the unaffiliated stockholders of SMSA. Accordingly, it is unlikely that finding a third party buyer for SMSA was a realistic option for the unaffiliated stockholders of SMSA.

●
Elimination of Future Financial Performance Risks of SMSA. The merger would shift the risk of the future financial performance of SMSA from the unaffiliated security holders, who do not have the power to control decisions made regarding SMSA’s business, entirely to the Filing Persons who have the power to control SMSA’s business.

●
No dividend. SMSA has never declared or paid any dividends since its inception, and based on SMSA’s disclosure in its Annual Report on Form 10-K for the year ended December 31, 2011, it has no intention to pay dividends in the foreseeable future.

The Filing Persons considered the fact that there is neither current market price nor historical market price of the shares in the determination of the Merger Price since the shares are not trading and the Filing Persons are not aware of any sale by any shareholders. The Filing Persons believe that the Merger Price constitutes fair value to the unaffiliated stockholders as the payment of Merger Price provides immediate cash to the unaffiliated stockholders that would not be otherwise available.

The Filing Persons did not consider any implied liquidation value when determining the Merger Price because it was not contemplated that SMSA be liquidated whether or not the merger was completed. Moreover, a liquidation value analysis does not take into account any value that may be attributed to a company’s ability to attract new business.  The Filing Persons did not consider net book value, which is an accounting concept, as a factor because they believed that net book value is not a material indicator of the value of SMSA as a going concern but rather is indicative of historical costs (and does not, for example, take into account the future prospects of SMSA, market trends and conditions or business risks inherent in a competitive market) and therefore, in their view, is not a relevant measure in the determination as to the fairness of the merger.  The net book value of SMSA as of March 31, 2012 and June 30, 2012 was $0.80 per share and $0.78 per share respectively.

The Filing Persons did not establish, and did not consider, a going concern value for the shares to determine the fairness of the Merger Price to the Company’s unaffiliated shareholders due to the significant expense associated with such a valuation.

On May 12, 2011, SMSA issued to New Fortress Group, Ltd., 400,000 restricted shares of common stock at a price of $0.001 per share pursuant to a share purchase agreement in consideration for in country due diligence services provided to SMSA in connection with the evaluation of merits of the exchange transaction with Xiangrui.  The Filing Persons believe this transaction is not indicative of the fair value of the shares as the 400,000 shares were issued were in consideration of services provided and sold at the par value. Furthermore,  this transaction occurred 16 months ago.

Each of the Filing Persons believes that the proposed merger is procedurally fair to the unaffiliated stockholders of SMSA based on the following factors:

•	Approval of security holders. Because the merger is being effected as a short-form merger under Section 92A.180 of the NRS, it does not require approval by the stockholders of SMSA.

•	Unaffiliated representative. There is no representative to act on behalf of the unaffiliated stockholders of SMSA because no approval of the unaffiliated SMSA stockholders is required for the merger.

•	Approval of independent directors. There is currently no independent director on the Board of SMSA. Therefore, there is no approval by independent directors.

•
Other Offers. No other firm offers have been made in the last two years for: (1) the merger or consolidation of SMSA with or into another company, or vice versa; (2) the sale or other transfer of all or any substantial part of the assets of SMSA; or (3) a purchase of SMSA’s securities that would enable the holder to exercise control of SMSA. The Filing Persons intend to retain their majority holdings of SMSA; therefore, the Filings Persons believe that “shopping” SMSA would not only entail substantial time delays and detract from the amount of time and energy by management of SMSA focused on SMSA’s business, but would also disrupt and discourage SMSA’s employees and create uncertainty among SMSA’s ultimate end customers and suppliers without any benefit to the unaffiliated stockholders of SMSA.

•
Dissenter’s rights. Although the merger does not require the approval of a majority of the unaffiliated security holders or a majority of disinterested directors, and there has not been a representative of the unaffiliated security holders to negotiate on their behalf, the Filing Persons believe that the merger is procedurally fair because the unaffiliated security holders will be entitled to exercise dissenter’s rights, at their election and subject to compliance with various statutory procedures, to have a court-ordered determination on the fair value for their shares  under Section 92A.380 of the NRS (see Item 4, “Terms of the Transaction—Dissenter’s rights” beginning on page 22 of this Schedule 13E-3). A determination for fair value largely depends on an analysis of what a reasonable purchaser would pay for SMSA common stock.

Each of the Filing Persons has individually considered all of the foregoing factors to support their belief that the merger is substantively and procedurally fair to the unaffiliated stockholders.

Each of the Filing Persons individually established the Merger Price by evaluating the factors above and determining a price which, in each of their opinion, was both fair to the Contributing Shareholders and fair to the unaffiliated stockholders of SMSA.

The Filing Persons considered engaging a financial advisor to provide valuation analysis for the purpose of determining the fairness of the merger but determined not to pursue this option. In reaching such a conclusion, the Filing Persons considered the statutory right of a holder of 90% or more of the outstanding stock of a corporation under Section 92A.180 of the NRS. Section 92A.180 provides that a stockholder of 90% or more of the outstanding shares of a corporation has an affirmative right to eliminate minority stockholders’ participation in the controlled corporation without any action by the controlled corporation or its other stockholders, and without the requirement that the parent corporation appoint a special committee to determine the fairness of the merger. The Filing Persons determined that by disclosing to the unaffiliated security holders all information that is reasonably necessary in order to enable them to decide, on a fully informed basis, whether to exercise their dissenter’s rights, their obligation, if any, to the unaffiliated stockholders of SMSA is satisfied. In addition, the Filing Persons believed that the cost of obtaining such a valuation analysis, and the diversion of management resources to assist the special committee, would be a drain on the resources of SMSA.

In addition to the foregoing factors and analyses that support the Filing Persons’ belief that the merger is procedurally and substantively fair to the unaffiliated stockholders of SMSA, the Filing Persons, acting individually, have also weighed the following factors:

•
No future participation in the prospects of SMSA. Following the consummation of the merger, the unaffiliated stockholders of SMSA will cease to participate in the future earnings or growth, if any, of Lucose (as successor to SMSA), or benefit from an increase, if any, in the value of their holdings in Lucose.

•
Actual or potential conflicts of interest. The Filing Persons currently own (or are deemed to own) 93% of the outstanding common stock of SMSA and following the merger, will own 100% of Lucose (as successor to SMSA). Accordingly, and as disclosed herein, the interests of the Filing Persons in determining the Merger Price are adverse to the interests of the unaffiliated stockholders of SMSA.

•
No opportunity for the unaffiliated stockholders to vote on the merger.  Because the merger is being effected pursuant to a short-form merger under Section 92A.180 of the NRS, it does not require approval by SMSA’s stockholders other than the Filing Persons. The unaffiliated stockholders of SMSA will not have the opportunity to vote on the merger.

•
No special committee representing the interests of unaffiliated stockholders of SMSA. SMSA’s board of directors did not establish a special committee consisting of non-management, independent directors for the purpose of representing solely the interests of the unaffiliated security holders and retaining independent advisers to assist with the evaluation of strategic alternatives, including the merger.

After weighing these additional factors and giving them due consideration, the Filing Persons (each acting individually) have concluded that none of these factors, alone or in the aggregate, is significant enough to outweigh the factors and analyses that the Filing Persons have considered to support their belief that the merger is substantively and procedurally fair to the unaffiliated stockholders of SMSA.

Specifically with respect to procedural fairness, the Filing Persons did not consider it necessary to explicitly require adoption of the merger by at least a majority of the unaffiliated stockholders of SMSA nor did they consider it necessary to retain an unaffiliated representative to act solely on behalf of the unaffiliated stockholders of SMSA for purposes of negotiating the terms of the merger, because both procedural safeguards would delay and increase the costs of the merger to the detriment of SMSA and the unaffiliated stockholders of SMSA. Further, the Filing Persons believe the merger is procedurally fair because the unaffiliated stockholders of SMSA will be entitled to exercise dissenter’s rights under Section 92A.300 to Section 92A.500 of the NRS.

In view of the number and wide variety of factors considered in connection with making a determination as to the fairness of the merger to the unaffiliated stockholders of SMSA, and the complexity of these matters, the Filing Persons did not find it practicable to, nor did they attempt to, quantify, rank, or otherwise assign relative weights to the specific factors they considered. Moreover, the Filing Persons have not undertaken to make any specific determination or assign any particular weight to any single factor, but have conducted an overall analysis of the factors described above.

The Filing Persons have not considered any factors, other than as stated above, regarding the fairness of the merger to the unaffiliated stockholders, as it is their view that the factors they considered provided a reasonable basis to form their belief.

 REPORTS, OPINIONS, APPRAISALS, AND NEGOTIATIONS

The Board of SMSA  did not obtain any fairness opinion, valuation analysis or appraisals from any independent source in connection with the merger.

The Filing Persons and representative of Halter and New Fortress reached an agreement on the purchase price of $0.30 per share after several months of arms-length negotiations. In mid of May 2012 after SMSA filed its quarterly report on Form 10-Q for the period ended March 31, 2012, representatives of Halter and New Fortress, visited SMSA's headquarters and met with management for the purpose of discussing the Company's performance and prospects. During such conversations, Mr. Dianshun Zhang, the representative for the Contributing Shareholders, told Halter and New Fortress’ representative that Mr. Meng and other Contributing Shareholders were considering making contributions to the Company in order to increase the Company’s cash flow, and he inquired whether Halter and New Fortress would be interested in making a contribution in proportion to its percentage interest in the Company. Halter and New Fortress declined the offer. Subsequently, Mr. Zhang asked Halter and New Fortress’ representative if it would exercise its dissenters’ rights in the event the Contributing Shareholders pursued the merger transaction discussed herein. After initial positive feedback from Halter and New Fortress, the Filing Persons initiated negotiations with representatives of  Halter and New Fortress regarding the terms of the merger transaction disclosed herein. After several rounds of negotiation with the Controlling Shareholders, Halter and New Fortress agreed that they would not exercise their dissenters’ rights upon receipt of the Notice of Merger and Dissenters’ Rights and would tender its shares of SMSA common stock at a price of $0.30 per share, subject to Filing Person’s compliance with U.S. securities laws applicable to such a merger transaction.

As described above, the negotiation with Halter was only one of many factors considered by the Filing Persons in their determination that the terms of the merger are fair to the unaffiliated stockholders of SMSA and should not be viewed as determinative of the views of the Filing Persons with respect to the value of SMSA.

TRANSACTION STATEMENT

Item 1. Summary Term Sheet

See the Section above captioned “Summary Term Sheet” beginning on page 1 of this Schedule 13E-3.

Item 2. Subject Company Information

Name and Address

The name of the subject company is SMSA Treemont Acquisition Corp., a Nevada corporation (“SMSA”). The principal executive offices of SMSA are located at Ruixing Industry Park, Dongping County, Shandong Province, China 271509 and its telephone number is 86-538-241-7858.

SMSA is subject to the informational reporting requirements of the Exchange Act and in accordance therewith is required to file reports, proxy statements, and other information with the SEC relating to its business, financial condition, and other matters. Such reports, proxy statements and other information are available for inspection and copying at the SEC’s public reference room located at 100 F. Street, N.E., Room 1580, Washington, D.C. 20549. Copies may be obtained from the SEC’s principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a web site that contains reports, proxy, and information statements, and other information regarding registrants that file electronically with the SEC at http://www.sec.gov.

SMSA is a Nevada company that controls directly and indirectly several subsidiaries in the BVI and China. SMSA owns all of the issued and outstanding capital stock of Xiangrui Pharmaceutical International Limited (“Xiangrui”), a BVI company. Xiangrui is a holding company that owns 100% of the outstanding capital stock of Tai’an Yisheng Management & Consulting Co., Ltd. (“WFOE”), a PRC company, which has contractual arrangements with Shangdong Xiangrui Pharmacy Co., Ltd. (“Shandong Xiangrui”) and its shareholders that enable SMSA to substantially control Shandong Xiangrui. SMSA’s affiliated companies include Ruixing Group Co., Ltd., Shandong Xinrui Chemical Devices Co., Ltd. and Shandong Runyin Bio-chemical Co., Ltd. For more information about our affiliated companies, please refer to the section below entitled “Background and History of the Affiliated Companies.”

The following chart reflects SMSA’s organizational structure of SMSA as of the date of this SC13E-3.

On May 13, 2011, SMSA entered into a Share Exchange Agreement (the “Share Exchange Agreement”) with Xiangrui and its sole shareholder, Mr. Chongxin Xu. Pursuant to the Share Exchange Agreement SMSA issued 12,363,885 newly created shares to Mr. Xu, and became the sole shareholder of Xiangrui. The shares SMSA issued to Mr. Xu constitute 93% of issued and outstanding capital stock of SMSA on a fully-diluted basis as of and immediately after the consummation of the transactions contemplated by the Share Exchange Agreement. For accounting purposes, the share exchange transaction was treated as a reverse acquisition with Xiangrui as the acquirer and SMSA as the acquired party.

Background and History of Xiangrui and the WFOE

Xiangrui was incorporated in the British Virgin Islands on November 29, 2010. Xiangrui is a holding company that has no operations or assets other than its ownership of all of the capital stock of the WFOE. Mr. Chongxin Xu, an Australian citizen, the sole shareholder of Xiangrui, had no relationships with any members of SMSA’s management or affiliates.

The WFOE was incorporated in China on May 6, 2011, as a wholly foreign owned enterprise in China, with total registered capital of $20,000. The WFOE’s business license is valid from May 6, 2011 to May 3, 2031. The sole shareholder of the WFOE is Xiangrui.

The management of the WFOE consists of: (1) Mr. Zhongzhang Li, who simultaneously holds the positions of legal representative, executive director and general manager of the WFOE, and (2) Mr. Zhiyong Wang, the supervisor. Neither Mr. Zhongzhang Li nor Mr. Zhiyong Wang has any relationships with the members of SMSA’s management or its affiliates.

Pursuant to the applicable PRC laws and the Articles of Association of the WFOE, Mr. Zhongzhang Li and Mr. Zhiyong Wang have limited decision making powers as to major matters of the WFOE, which are exercised directly by the parent of the WFOE, Xiangrui, and indirectly by SMSA.

The WFOE has entered into a series of contractual arrangements, commonly known as variable interest entity or VIE agreements, with Shandong Xiangrui and its shareholders which enable SMSA to substantially control Shandong Xiangrui. SMSA conducts its corn refinery business in China through Shandong Xiangrui.

Background and History of Shandong Xiangrui

Shandong Xiangrui was originally founded as a limited liability company on April 15, 2005 by five shareholders: (1) Mr. Xuchun Wang, (2) Mr. Lingfa Huang, (3) Mr. Binglong Qiao, (4) Shandong Ruixing Chemical Co., Ltd. (the former name of Ruixing Group, as discussed below), and (5) Mr. Guo Wang, our current CEO, holding 2%, 8%, 2%, 86% and 2%, respectively, of the equity interests in Shandong Xiangrui.

On March 2, 2006, Shandong Xiangrui was issued a new business license amending its name from its former name “Shandong Ruixing Starch Co., Ltd.” to its current name “Shandong Xiangrui Pharmacy Co., Ltd.” According to an equity transfer agreement dated December 20, 2008, Ruixing Group agreed to transfer its entire equity interests in Shandong Xiangrui to Mr. Xuchun Wang who acted for and on behalf of the thirty-two shareholders of Ruixing Group as a whole, except to the extent of his pecuniary interest therein as a shareholder of Ruixing Group, for consideration of RMB 17,200,000 (approximately US$2.7 million). The shareholders of Ruixing Group are described in the section below entitled “Background and History of the Affiliated Companies.” The transfer was completed on December 26, 2008, resulting in a change of shareholding of Shandong Xiangrui with Mr. Xuchun Wang, Mr. Lingfa Huang, Mr. Binglong Qiao and Mr. Guo Wang holding 88%, 8%, 2% and 2%, respectively, of the equity interests in Shandong Xiangrui. Pursuant to an oral agreement among Mr. Xuchun Wang and the shareholders of Ruixing Group on December 20, 2008, Mr. Xuchun Wang disclaims beneficial ownership with respect to 86% of the equity interests held for and on behalf of the shareholders of Ruixing Group as a whole, except to the extent of his pecuniary interest therein as a shareholder of Ruixing Group, and the shareholders of Ruixing Group have the sole voting and investment powers over such equity interests. In order to avoid the process of seeking shareholder approvals from over thirty shareholders, the Ruixing Group shareholders unanimously designated and appointed Mr. Wang to act for and on behalf of them for purposes of administrative expedience. According to the Company Law of the PRC, for example, ordinary shareholder resolutions must be adopted by shareholders representing more than 1/2 of the voting rights of the shareholders. Furthermore, as to certain major decisions such as the increase or decrease of registered capital or the modification of the articles of association, or a split-up, merger, dissolution or change of the company form, the resolution shall be adopted by shareholders representing 2/3 or more of the voting rights of the shareholders. We are not aware of any formal or informal voting agreement or arrangement among the Ruixing Group shareholders. A summary of the oral agreement has been filed as Exhibit 10.52 to the Current Report on Form 8K/A, dated January 3, 2012.

Shandong Xiangrui has operated in the corn refinery industry since its establishment in 2005. Shandong Xiangrui’s business scope has remained the same before and after both the name change and the share transfer.

The board of directors of Shandong Xiangrui is composed of Mr. Guangyin Meng, Mr. Yanpeng Zhao and Mr. Lingfa Huang. In addition to the board of directors, Mr. Guo Wang, as CEO and Mr. Wencai Pan, as CFO also participate in the day to day management of Shandong Xiangrui.

Management and Directors of SMSA

The following table sets forth the names, ages and positions of SMSA’s executive officers and directors as of December 31, 2011:

Name	Age	Position
Guangyin Meng	46	Chairman
Dianshun Zhang	56	Director
Guo Wang	37	Chief Executive Officer
Wencai Pan	34	Chief Financial Officer
Shoubing Tang	44	Vice President of Sales

Beneficial Owners of SMSA Shares

Ms. Guangxiang Meng became the record holder of the 93% shares of SMSA and a nominee of Xuchun Wang, Binglong Qiao, Linfa Huang and Guo Wang (collectively the “Optionee Shareholders”) pursuant to those certain Transfer and Assignment Agreement among Ms. Meng, Mr. Chongxin Xu, and the Optionee Shareholders dated July 27, 2012, pursuant to which (i) Mr. Xu transferred to Ms. Meng his right and interest to 93% of issued and outstanding common stock of SMSA (the “Option shares ”), and (ii) Mr. Xu assigned to Ms. Meng all of his rights and obligations under those certain Option Agreements dated as May 13, 2011 between Mr. Xu and each of Mr. Xuchun Wang, Mr. Lingfa Huang, Mr. Binglong Qiao and Mr. Guo Wang, respectively,  (each individual, an “Optionee Shareholder” and each agreement, an “Option Agreement”). The Option Agreements, as amended, were intended to allow the Optionee Shareholders to, collectively, obtain beneficial ownership of the Option Shares. Ms. Meng has no knowledge of the operation of SMSA or its subsidiaries or affiliates. As such, she has no effective control over the affairs of SMSA or its subsidiaries or affiliates.

Pursuant to the amended Option Agreement between Mr. Xuchun Wang and Ms. Guangxing Meng, Mr. Xuchun Wang, the 88% shareholder of our operating entity Shandong Xiangrui, has the option to acquire from Ms. Meng 81.84% of the issued and outstanding capital stock of SMSA (or, upon consummation of the merger, 88% of the issued and outstanding capital stock of Lucose), out of which 79.98% (or, upon consummation of the merger, 86% of the issued and outstanding capital stock of Lucose) will be held by Mr. Wang on behalf of the Ruixing Group shareholders as a whole, except to the extent of his pecuniary interest therein as a shareholder of Ruixing Group, under an oral agreement entered into by Mr. Wang and the Ruixing Group shareholders.  Pursuant to this agreement, Mr. Wang would act at the direction of Mr. Guangyin Meng as to key decisions affecting the beneficial option holders of SMSA, except as to decisions to exercise the options in SMSA, including any change in control transaction such as a merger with a third party. As such, Mr. Meng may be deemed as having the voting power over 81.84% of SMSA’s outstanding shares of common stock.  Upon exercise of Mr. Wang’s option in the shares of SMSA (or, upon consummation of the merger, the shares of Lucose), Mr. Meng may be deemed as the ultimate beneficial owner of 81.84% of SMSA (or, upon consummation of the merger, 88% of Lucose), making Mr. Meng the largest shareholder of SMSA (or, upon consummation of the merger, Lucose).

Mr. Xuchun Wang is working as a manager in the production department of Ruixing Group. Mr. Wang is also a brother in law to Mr. Guangyin Meng.

We believe there is alignment of interests among the ultimate beneficial owners of Shandong Xiangrui and the ultimate beneficial owners (and non-affiliated shareholders) of SMSA. The largest beneficial owner of Shandong Xiangrui, Mr. Guangyin Meng is also the largest beneficial owner of SMSA.

Securities

The exact title of the class of equity securities subject to the merger is common stock, par value $0.001 per share, of SMSA. There are 13,294,497 shares  outstanding at of July 25, 2012. There are no outstanding options or warrants to purchase shares or other capital stock of SMSA.

Trading Market and Price

SMSA’s common stock is not listed or quoted on any exchange or any quotation system. There is no trading of the shares of SMSA's common stock at all.

Dividends

To the knowledge of the Filing Persons, SMSA has never declared or paid any dividends in respect of its capital stock.  According to SMSA’s Annual Report on Form 10-K for its fiscal year ended December 31, 2011, SMSA states that it does not intend to pay dividends on the shares of common stock in the foreseeable future and that; if SMSA ever determines to pay a dividend, SMSA may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of such dividends from the profits of its operating subsidiaries in the People’s Republic of China.

Prior Public Offerings

Neither any of the Filing Persons nor, to the knowledge of the Filing Persons, SMSA, has made an underwritten public offering of the shares  for cash during the past two years that was registered under the Securities Act of 1933, as amended, or exempt from registration thereunder pursuant to Regulation A.

Prior Stock Purchases

None of the Filing Persons, nor any affiliate of any of the Filing Persons, has purchased any shares during the past two years other then disclosed herein.

On May 13, 2011, SMSA entered into the Share Exchange Agreement with Xiangrui and its sole shareholder, Mr. Chongxin Xu. Pursuant to the Share Exchange Agreement, SMSA issued 12,363,885 newly created shares to Mr. Xu, and became the sole shareholder of Xiangrui. The shares SMSA issued to Mr. Xu constitute 93% of issued and outstanding capital stock of SMSA on a fully-diluted basis as of and immediately after the consummation of the transactions contemplated by the Share Exchange Agreement.

The Filing Persons, directly or indirectly acting through their nominees, acquired beneficial ownership of SMSA shares pursuant to four option agreements with Mr. Chongxin Xu dated May 13, 2011. Under these agreements, each of the optionees has an option to purchase the capital stock in the Company held by Mr. Xu at any time during the period commencing on the 90th day following the signing date of the option agreements and ending on the second anniversary of the signing date of the option agreements, at an aggregate exercise price of twenty thousand U.S. dollars ($20,000). Moreover, during the term of the option agreements, Mr. Xu has agreed that he will not transfer, dispose of or encumber the option shares held by him. Mr. Xu agrees that he will not, without the prior approval of the optionees, vote the option shares with regard to Xiangrui or any direct or indirect subsidiary or affiliate of Xiangrui, in respect of, change of control, increase of authorized shares, payment of dividends, liquidation or dissolution, and other material changes to the operation and day-to-day businesses of the respective companies. The terms of the option agreements are more fully described below:

•
On May 13, 2011, Mr. Xu and Mr. Xuchun Wang entered into an option agreement pursuant to which Mr. Wang has the option to purchase ten million eight hundred eighty thousand two hundred nineteen (10,880,219) shares of the capital stock of our Company currently held by Mr. Xu representing 81.84% of the issued and outstanding capital stock of our Company. The exercise price of the option is $0.001 per share, for an aggregate purchase price of $17,600. The option vests and becomes exercisable on the 90th day following the execution date of the option agreement. The option has a term of 2 years. Out of the total 10,880,219 shares to be acquired upon exercise of the option, 247,278 shares representing 1.86% of the issued and outstanding capital stock of our Company shall be held by Mr. Xuchun Wang for himself and 10,632,941 shares representing 79.98% of the issued and outstanding capital stock of our Company shall be held by Mr. Xuchun Wang for and on behalf of the shareholders of Ruixing Group as a whole, except to the extent of his pecuniary interest therein as a shareholder of Ruixing Group, according to an oral arrangement between Mr. Wang and the shareholders of Ruixing Group. Upon receipt of the instruction to exercise the option from the shareholders of Ruixing Group, which decision shall be made by the majority in interest of the shareholders of Ruixing Group, Mr. Wang shall exercise the option accordingly. Upon the exercise of the option Mr. Xuchun Wang would hold 79.98% of the issued and outstanding capital stock of our Company for and on behalf of the shareholders of Ruixing Group as a whole, except to the extent of his pecuniary interest therein as a shareholder of Ruixing Group.

•
On May 13, 2011, Mr. Xu and Mr. Lingfa Huang entered into an option agreement pursuant to which Mr. Huang has the option to purchase nine hundred eighty nine thousand one hundred twelve (989,112) shares of the capital stock of our Company currently held by Mr. Xu representing 7.44% of the issued an outstanding capital stock of our Company. The exercise price of the option is $0.001 per share, for an aggregate purchase price of $1,600. The option right vests and becomes exercisable on the 90th day following the execution date of the option agreement. The option has a term of 2 years.

•
On May 13, 2011, Mr. Xu and Mr. Guo Wang, our current CEO, entered into an option agreement pursuant to which Mr. Wang has the option to purchase two hundred forty seven thousand two hundred seventy seven (247,277) shares of the capital stock of our company currently held by Mr. Xu representing 1.86% of the issued an outstanding capital stock of our Company. The exercise price of the option is $0.001 per share, for an aggregate purchase price of $400. The option right vests and becomes exercisable on the 90th day following the execution date of the option agreement. The option has a term of 2 years.

•
On May 13, 2011, Mr. Xu and Mr. Binglong Qiao entered into an option agreement pursuant to which Mr. Qiao has the option to purchase two hundred forty seven thousand two hundred seventy seven (247,277) shares of the capital stock of our company currently held by Mr. Xu representing 1.86% of the issued an outstanding capital stock of our Company. The exercise price of the option is $0.001 per share, for an aggregate purchase price of $400. The option right vests and becomes exercisable on the 90th day following the execution date of the option agreement. The option has a term of 2 years.

Please refer to details of the Share exchange transaction in Current Report on Form 8-K and its amendments initially filed on May 16, 2011.

Item 3. Identity and Background of Filing Persons

SMSA Treemont Acquisition Corp.

Please refer to Item 2 “Subject Company Information” of this transaction statement.

Lucose Corp.

Name and Address.  Lucose was recently formed by the Filing Persons for the purpose of effecting the merger. Lucose’s principal business address is 17 Guo Dao Road, 7-3-205 Pengji Town, Dongping County, Shandong Province, China 271509 and its telephone number is 86-538-241-7858.   Mr. Guangxiang Meng is President, Chief Financial Officer, Treasurer, Secretary and sole director of Lucose.

Business and Background of Entity. Lucose was formed for the sole purpose of acquiring all of the shares  held by Contributing Shareholders, and following such acquisition, merging with SMSA pursuant to Section 92A.180 of the NRS. Contributing Shareholders have agreed to contribute to Lucose the shares of SMSA common stock held by them immediately prior to the consummation of the merger. Lucose is a Nevada corporation.  Lucose has not (i) been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar demeanors) or (ii) been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining Lucose from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Business and Background of Natural Persons.

Guangxiang Meng. Mr. Guangxiang Meng is President, Chief Financial Officer, Treasurer, Secretary and sole director of Lucose.  Ms. Meng became the record holder of the 93% shares of SMSA and a nominee of Xuchun Wang, Binglong Qiao, Linfa Huang and Guo Wang (collectively the “Optionee Shareholders”) pursuant to those certain Transfer and Assignment Agreement among Ms. Meng, Mr. Chongxin Xu, and the Optionee Shareholders dated July 27, 2012, pursuant to which (i) Mr. Xu transferred to Ms. Meng his right and interest to 93% of issued and outstanding common stock of SMSA (the “Option Shares ”), and (ii) Mr. Xu assigned to Ms. Meng all of his rights and obligations under those certain Option Agreements dated as May 13, 2011 between Mr. Xu and each of Mr. Xuchun Wang, Mr. Lingfa Huang, Mr. Binglong Qiao and Mr. Guo Wang, respectively,  (each individual, an “Optionee Shareholder” and each agreement, an “Option Agreement”). The Option Agreements, as amended, were intended to allow the Optionee Shareholders to, collectively, obtain beneficial ownership of the Option Shares. Ms. Meng has no knowledge of the operation of SMSA or its subsidiaries or affiliates. As such, she has no effective control over the affairs of SMSA or its subsidiaries or affiliates.  Ms. Meng is currently self-employed.

Contributing Shareholders

Guangyin Meng. Mr. Meng is chairman of the Board of SMSA and a director of Shandong Xiangrui. Mr. Meng spends approximately 20% of his time on business affairs of SMSA. Mr. Meng has also served as the chairman and CEO, since 2003, of Ruixing Group, positions that he still currently holds. Mr. Meng spends approximately 30% of his time on the business affairs of Ruixing Group. Mr. Meng has served as the chairman of Runyin Bio-chemical since 2002, a position that he still currently holds. Mr. Meng spends approximately 40% of his time on the business affairs of Runyin Bio-chemical. Furthermore, Mr. Meng has served as the director of Xinrui Chemical since 2006, a position that he still currently holds. Mr. Meng spends approximately 10% of his time on the business affairs of Xinrui Chemical.  Mr. Meng has nearly 20 years of corporate management experience and nearly 20 years of experience in the agricultural industry. He holds a bachelors degree in chemical engineering from East China University of Science and Technology. See “Background and History of the Affiliated Companies” in on page 23 of this Schedule 13E-3 for detailed discussion of the relationship between these above mentioned affiliated entities,

Dianshun Zhang. Mr. Zhang serves as a director of SMSA. Mr. Zhang spends approximately 50% of his time on business affairs of SMSA. Mr. Zhang has also served as a director since 2003 and vice president since 1997 in Ruixing Group, positions that he still currently holds. Mr. Zhang spends approximately 30% of his time on the business affairs of Ruixing Group. Mr. Zhang has been a director of Runyin Bio-chemical since 1997, a position that he still currently holds. Mr. Zhang spends approximately 20% of his time on the business affairs of Runyin Bio-chemical. Mr. Zhang has over 20 years of corporate management experience and machinery technician experience in the agricultural industry. Mr. Zhang is an expert in quantitative and statistical analysis. He has been awarded honors from the Tai’an Bureau of Technical Supervision and the Shandong Chemical Bureau. He holds a bachelors degree in equipment manufacturing from Shandong Dianshi University.

Guo Wang. Mr. Wang is CEO of SMSA and the CEO of Shandong Xiangrui. Mr. Wang spends 100% of his time on business affairs of SMSA. Mr. Wang has also served as an engineer in the research and development department of Ruixing Group, from 1997 until 2005. Mr. Wang has over 10 years of agricultural industry experience and over 10 years of management experience in the engineering sector. He holds a masters degree in chemistry from Shandong Agricultural University.

Xuchun Wang Mr. Xuchun Wang is a manager in the production department of Ruixing Group. Mr. Wang is also a brother in law to Mr. Guangyin Meng.

Guangxiang Meng. Ms. Guangxiang Meng became the record holder of the 93% shares of SMSA and a nominee of Xuchun Wang, Binglong Qiao, Linfa Huang and Guo Wang (collectively the “Optionee Shareholders”) pursuant to those certain Transfer and Assignment Agreement among Ms. Meng, Mr. Chongxin Xu, and the Optionee Shareholders dated July 27, 2012, pursuant to which (i) Mr. Xu transferred to Ms. Meng his right and interest to 93% of issued and outstanding common stock of SMSA (the “Option shares ”), and (ii) Mr. Xu assigned to Ms. Meng all of his rights and obligations under those certain Option Agreements dated as May 13, 2011 between Mr. Xu and each of Mr. Xuchun Wang, Mr. Lingfa Huang, Mr. Binglong Qiao and Mr. Guo Wang, respectively,  (each individual, an “Optionee Shareholder” and each agreement, an “Option Agreement”). The Option Agreements, as amended, were intended to allow the Optionee Shareholders to, collectively, obtain beneficial ownership of the shares . Ms. Meng has no knowledge of the operation of SMSA or its subsidiaries or affiliates. As such, she has no effective control over the affairs of SMSA or its subsidiaries or affiliates.  Ms. Meng is currently self-employed.

Binglong Qiao Mr. Binglong Qiao is the vice president of the purchasing department of Ruixing Group, the principal business of which is electricity generation and chemical products manufacturing.

Lingfa Huang Lingfa Huang is a director and the vice president of Ruixing Group, the principal business of which is electricity generation and chemical products manufacturing.

Business and Background of Entity. Not applicable.

None of the above individuals has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar demeanors) and has not been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 4. Terms of the Transaction

Material Terms

Pursuant to the Contribution Agreement, Contributing Shareholders have agreed to contribute an aggregate of 12,363,885 shares to Lucose immediately prior to the consummation of the merger. Such shares represent, in the aggregate, approximately 93% of SMSA’s shares outstanding. On the effective date of the merger, Lucose will merge with SMSA pursuant to Section 92A.180 of the NRS, with Lucose to be the surviving corporation. To so merge, the board of directors of Lucose and Contributing Shareholders, as the sole stockholder of Lucose, will approve the merger, and Lucose will file a certificate of ownership and merger with the Secretary of State of Nevada. On the effective date of the merger:

•
Each share  issued and outstanding immediately prior to the effective date (including shares  held in treasury) will be cancelled and extinguished and each share  (other than shares held by Lucose, shares held in treasury and shares with respect to which dissenter’s rights have been properly exercised and not withdrawn or lost) will be converted into and become a right to receive the Merger Price;

•
All of the estate, property, rights, privileges, powers and franchises of SMSA be vested in and held and enjoyed by the Lucose as fully and entirely and without change or diminution as the same were before held and enjoyed by SMSA; and

•	Following the merger, Contributing Shareholders will own all outstanding capital stock of Lucose.

Under Section 92A.180 of the NRS, because Lucose will hold at least 93% of the outstanding shares  prior to the merger, Lucose will have the power to effect the merger without a vote of SMSA’s board of directors or the stockholders of SMSA. The Filing Persons intend to take all necessary and appropriate action to cause the merger to become effective on the effective date, without a meeting or consent of the stockholders of SMSA. The Merger Price is $0.30  per share  in cash, without interest.

Upon completion of the merger, in order to receive the cash Merger Price of $0.30  per share , without interest, each stockholder or a duly authorized representative must (1) deliver an executed Letter of Transmittal, appropriately completed and executed, to the Paying Agent, and (2) surrender such shares  by delivering the stock certificate or certificates that, prior to the merger, had evidenced such shares  to the Paying Agent, as set forth in a Notice of merger and Dissenter’s rights and Letter of Transmittal. Such notice will be mailed to stockholders of record within 10 calendar days of the effective date. Stockholders are encouraged to read the Notice of merger and Dissenter’s rights and Letter of Transmittal carefully when received. Delivery of an executed Letter of Transmittal shall constitute a waiver of statutory dissenter’s rights.

For federal income tax purposes generally, the receipt of the cash consideration by holders of the shares  pursuant to the merger will be a taxable sale of the holders’ shares . See “Special Factors—Purposes, Alternatives, Reasons, and Effects of the Merger—Effects—Certain U.S. Federal Income Tax Considerations” on page 10 of this Schedule 13E-3.

Purchases

None of the Filings Persons or any of their affiliates has any agreement to purchase any shares  from any officer, director or affiliates of SMSA in the merger.  Any shares  held by any officer, director or affiliate of SMSA will be treated the same as all other shares  in the merger.

Different Terms

Stockholders of SMSA will be treated as described in this Item 4 under “Material Terms” above.

Dissenter’s rights

You have a statutory right to dissent from the merger and demand payment of the fair value of your shares of SMSA common stock in accordance with Section 92A.300 to Section 92A.500 of the NRS, plus interest, if any, from the effective date of the merger. This value may be more or less than the Purchase Price per share in cash consideration offered in the merger. In order to qualify for these rights, you must make a written demand for dissent within 30 days after the date of mailing of the Notice of Merger and Dissenter’s rights and otherwise comply with the procedures for exercising dissenter’s rights in the NRS. The statutory right of dissenting stockholders is set out in Section 92A.300 to Section 92A.500 of the NRS and is complicated.  Stockholders seeking to exercise their statutory right of dissent are encouraged to seek advice from legal counsel.

For federal income tax purposes, stockholders who receive cash for their shares  upon exercise of their statutory right of dissent will realize taxable gain or loss. See “Special Factors—Purposes, Alternatives, Reasons, and Effects of the Merger—Effects—Certain U.S. Federal Income Tax Considerations on page 10 of this Schedule 13E-3.”

The foregoing summary does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise their dissenter’s rights and is qualified in its entirety by express reference to Section 92A.300 to 500 of the NRS, the full text of which is attached hereto as Exhibit (e).

STOCKHOLDERS ARE URGED TO READ EXHIBIT (e) IN ITS ENTIRETY SINCE FAILURE TO COMPLY WITH THE PROCEDURES SET FORTH THEREIN WILL RESULT IN THE LOSS OF DISSENTER’S RIGHTS.

Provisions for Unaffiliated Stockholders

None of the Filing Persons intend to grant the unaffiliated stockholders of SMSA special access to SMSA’s records in connection with the merger. None of the Filing Persons intend to obtain counsel or appraisal services for the unaffiliated stockholders of SMSA.

Eligibility for Listing or Trading

Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a)  Transactions.

Background and History of the Affiliated Companies

Ruixing Group Co., Ltd. (“Ruixing Group”), was incorporated in China on October 24, 2003 under its former name Shandong Ruixing Chemical Co., Ltd. Shandong Ruixing Chemical Co., Ltd.’s name was changed to Ruixing Group Co., Ltd. on September 6, 2007. Ruixing Group is principally engaged in the industries of electricity generation and chemical products manufacturing. Ruixing Group has been engaged in these industries since its establishment on December 24, 2003. The following persons hold equity interests in Ruixing Group: Mr. Guangyin Meng, 41.67%; Mr. Dianshun Zhang, 2.08%; Mr. Lingfa Huang, 2.40%; Mr. Binglong Qiao, 2.29%; Mr. Xuchun Wang, 1.53%; and Mr. Qintai Wang, 1.53%. The remaining 48.5% equity interests in Ruixing Group are held by 26 PRC individuals, with no single shareholder holding over 5% equity interests, directly or indirectly, in SMSA. Furthermore, only 1 of the remaining 26 shareholders of Ruixing Group holds 5.18% in Ruixing Group. Of the other 25 shareholders, no single shareholder holds over 5% equity interests in Ruixing Group. The Ruixing Group shareholders as a group hold an aggregate of 5,156,976 shares of SMSA common stock, which constitute 38.79% of our issued and outstanding capital stock.

The management of Ruixing Group consists of: Mr. Guangyin Meng, as chairman and CEO; Mr. Dianshun Zhang, as director and vice president; Mr. Lingfa Huang, as director; and Mr. Binglong Qiao, as vice president of the purchasing department. None of the Company’s other executive officers hold any positions or have any interest in Ruixing Group.

Shandong Runyin Bio-chemical Co., Ltd. (“Runyin Bio-chemical”), was incorporated in China on November 8, 1993 and is principally engaged in chemical products manufacturing. Runyin Bio-chemical’s major shareholder is Ruixing Group, which holds 84.38% of its total equity interests. The following persons indirectly hold equity interests in Runyin Bio-chemical through their ownership interests in Ruixing Group: Mr. Guangyin Meng, 35.16%; Mr. Dianshun Zhang, 1.75%; Mr. Lingfa Huang, 2.03%; Mr. Binglong Qiao, 1.93%; and Mr. Xuchun Wang, 1.29%. Mr. Xuchun Wang has a direct ownership of 0.23%. Our former CFO Mr. Qingtai Wang directly holds 0.05% and through Ruixing Group indirectly holds 1.29% of Runyin Bio-chemical’s total equity interests. Our chairman Mr. Guangyin Meng and our director Mr. Dianshun Zhang also hold the positions of chairman and director, respectively, in Runyin Bio-chemical. None of the Company’s other executive officers hold any positions or have any interest in Runyin Bio-chemical.

Shandong Xinrui Chemical Devices Co., Ltd. (“Xinrui Chemical”), was incorporated in China on May 31, 2006 and principally engages in chemical installment and repairing of water supply and drainage devices, heating and ventilation machinery, construction lighting and also manufacturing of chemical products. Our chairman Mr. Guangyin Meng is a director of Xinrui Chemical. None of the Company’s other directors or executive officers hold any positions or have any interest in Xinrui Chemical.

We do not currently share office space, facilities, employees and general administrative expenses with our affiliated entities. Ruixing Group, Runyin Bio-chemical and Xinrui Chemical are under common control with SMSA by virtue of Mr. Guangyin Meng’s concurrent executive positions in each of the respective affiliates. Mr. Meng also holds more than ten percent equity interests in Ruixing Group and Runyin Bio-chemical, respectively. As disclosed above, SMSA’s other directors and executive officers of SMSA also hold executive positions and have equity interests in SMSA’s affiliates. Runyin Bio-chemical and Xinrui Chemical support SMSA’s business and operations by providing utilities that are necessary for the manufacturing of our products. The total energy costs represent approximately 7.5% of SMSA’s product costs, among which electricity accounts for approximately 2.5% while steam accounts for approximately 5%. SMSA affiliates have also provided cross guarantees under certain loan agreements entered into by Shandong Xiangrui..

VIE Arrangements

In order to comply with certain foreign ownership restrictions under PRC laws, SMSA conducts its operations in China through its variable interest entity, Shandong Xiangrui. On May 9, 2011, the WFOE, the wholly-owned subsidiary of Xiangrui, entered into a series of variable interest entity contractual agreements (the “VIE Agreements”) with Shandong Xiangrui and the shareholders of Shandong Xiangrui namely, Mr. Xuchun Wang, Mr. Lingfa Huang, Mr. Binglong Qiao and Mr. Guo Wang, or the Shandong Xiangrui shareholders, who are all PRC citizens. Pursuant to the VIE Agreements, we control Shandong Xiangrui. The VIE Agreements are comprised of a series of agreements, including an Exclusive Technical and Consulting Service Agreement, Management Fee Payment Agreement, Equity Interest Pledge Agreement, Exclusive Equity Interest Purchase Agreement, Operating Agreement and Proxy Agreement. Through these agreements the WFOE has the right to advise, manage and operate Shandong Xiangrui for an annual consulting service fee in an amount equal to Shandong Xiangrui’s yearly net income before tax. In order to further reinforce the WFOE’s rights to control Shandong Xiangrui, the Shandong Xiangrui shareholders have entrusted their shareholders’ rights in Shandong Xiangrui to a person to be designated by the WFOE.

Related PartiesTransactions

Mr. Lingfa Huang, a shareholder of Shandong Xiangrui, is a beneficial owner of more than 5% of SMSA  common stock as of the date of this Transaction Statement. Mr. Guangyin Meng is chairman of SMSA and also holds equity interests indirectly and directly and holds executive positions in Shandong Xiangrui and in its affiliates Ruixing Group, Runyin-bio Chemical and Xinrui Chemical. Mr. Guangyin Meng is a beneficial owner of more than 5% of SMSA common stock as of the date of this Schedule 13E-3.

Contractual Arrangements with Shandong Xiangrui and its Shareholders

Due to certain restrictions under PRC law on foreign ownership of companies within the corn refinery industry, SMS conducts its operations in China through contractual arrangements among SMSA wholly foreign owned PRC subsidiary, Tai’ an Yisheng Management & Consulting Co., Ltd., or the WFOE, Shandong Xiangrui, and the shareholders of Shandong Xiangrui.

Transactions with Entities Controlled by Certain Directors, Officers or Shareholders

On January 1, 2009, Shandong Xiangrui entered into a Patent License Agreement with Ruixing Group. Under this agreement, Ruixing Group has licensed the right to use its patent for the Upflow Anaerobic Sludge Blanket from January 1, 2009 to January 1, 2019 to Shandong Xiangrui free of charge.

On January 1, 2008, Shandong Xiangrui entered into a Trademark License Agreement with Ruixing Group. Under this agreement, Ruixing Group has licensed the right to use its trademark “Ruixing Pinghu” from January 1, 2008 to January 1, 2018 to Shandong Xiangrui free of charge.

In December 2008, Shandong Xiangrui entered into a Plant Lease Agreement with Runyin Bio-chemical. Under this agreement Shandong Xiangrui leases a 2,717 square meter plant located in Ruixing Industry Park from Runyin Bio-chemical. The term of the lease is from December 1, 2008 to November 30, 2011. The annual rental, which includes water, electricity, heating and office appliances, is RMB 61,902 (approximately $9,676). As of the date of this Schedule 13E-3, Shandong Xiangrui has paid Runyin Bio-chemical approximately RMB 185,706 ($29,028) under this lease agreement. This lease is renewable annually upon mutual agreement by the parties. On November 30, 2011, the lease was renewed for another 3 years with the same terms as the 2008 Plant Lease Agreement. The new lease agreement has been filed as Exhibit 10.58 to SMSA’s Annual Report for fiscal year ended December 31, 2011.

On January 1, 2009, Shandong Xiangrui entered into a Steam Purchase Agreement with Runyin Bio-chemical. Under this agreement, Runyin Bio-chemical agrees to supply steam to Shandong Xiangrui at the price of RMB 113 ($17.67) per tonne from January 1, 2009 to December 31, 2014.

On January 1, 2009, Shandong Xiangrui entered into a Steam Sales Agreement with Xinrui Chemical. Under this agreement, Shandong Xiangrui agrees to supply steam to Xinrui Chemical at the price of RMB 113 ($17.7) per tonne from January 1, 2009 to December 31, 2014.

On January 1, 2009, Shandong Xiangrui entered into an Electricity Purchase Agreement with Runyin Bio-chemical. Under this agreement, Runyin Bio-chemical agrees to supply electricity to Shandong Xiangrui at the price of RMB 0.68/KWH ($0.1) from January 1, 2009 to December 31, 2014.

On January 1, 2009, Shandong Xiangrui entered into an Electricity Sales Agreement with Xinrui Chemical. Under this agreement, Shandong Xiangrui agrees to supply electricity to Xinrui Chemical at the price of RMB 0.68/KWH ($0.1) from January 1, 2009 to December 31, 2014.

On January 1, 2009, Shandong Xiangrui entered into an Auxiliary Material Purchase Agreement with Runyin Bio-chemical Co. Under this agreement, Runyin Bio-chemical supplies H2, coal, soft water and sulfur, to Shandong Xiangrui. H2 is sold for RMB 60 ($9.4) per tonne. Coal is sold for RMB 585 ($91.4) per tonne. Soft water is sold for RMB 1.77 ($0.3) per cubic meter. Sulfur is sold for RMB 351 ($54.9) per tonne.

Loans and Guarantees Involving Entities Controlled by Certain Directors, Officers or Shareholders

On July 13, 2009, Citibank (China) Co., Ltd., Shanghai Branch, or Citibank Shanghai, extended a RMB 80 million ($12.5 million) revolving credit to Runyin Bio-chemical. The loan period is from August 10, 2009 to August 10, 2014. Xinrui Chemical, Shandong Xiangrui, Runyin Bio-chemical, Ruixing Group, and SMSA chairman Mr. Guangyin Meng provided guarantees for this loan. Shandong Xiangrui used its land use right and its properties which were valued at RMB 20 million ($3.1 million) and RMB 14.9 million ($2.3 million), respectively, to guarantee this loan. The interest rate on the loan is 4.86%.

On June 11, 2010, Agricultural Development Bank extended a RMB 30 million ($4.7 million) one year loan to Shandong Xiangrui at the interest rate of 5.31%. Ruixing Group provided the guarantee for this loan. The loan was fully paid off on June 10, 2011 and was not renewed.

On June 17, 2010, Bank of Communications Tai’an Branch extended a RMB 5 million ($0.8 million) one year loan to Shandong Xiangrui at an interest rate 20% higher than the benchmark borrowing rate published by the People’s Bank of China. Runyin Bio-chemical and Mr. Xuchun Wang provided the guarantee for this loan. The loan was fully paid off on June 16, 2011 and was not renewed.

On November 24, 2010, Rural Cooperative Bank of Dongping County extended a RMB 8.5 million ($1.3 million) one year loan to Shandong Xiangrui at the interest rate of 9.452%. Runyin Bio-chemical provided a guarantee for this loan. The loan was fully paid off on November 23, 2011 and was not renewed.

On April 15, 2011, China Merchants Bank Jinan Branch extended a RMB 10 million ($1.6 million) six-month loan to Shandong Xiangrui at the interest rate of 7.02%. Runyin Bio-chemical, Shandong Dongshun Group (an unrelated party) and Mr. Xuchun Wang provided guarantees for this loan. The loan was fully paid off on October 13, 2011 and was not renewed.

On July 6, 2011, Shandong Xiangrui obtained a RMB 20 million ($3.1 million) bank draft from the Agricultural Development Bank of China Dongping Branch. The bank draft will be due in six months from July 6, 2011. Runyin Bio-chemical is the beneficiary. Shandong Xiangrui is required to keep RMB 10 million ($1.6 million) in the bank as a deposit. Ruixing Group, Mr. Lingfa Huang and Mr. Xuchun Wang provided guarantees for this bank draft. There is no interest charged on this bank draft. This bank draft loan was paid off on January 4, 2012 and was not renewed.

On August 3, 2011, the Agriculture Development Bank of China, Dongping Branch extended a RMB 30 million ($4.7 million) one year loan to Shandong Xiangrui at an interest rate of 6.56%. Ruixing Group and Mr. Lingfa Huang provided the guarantee for this loan. Approximately RMB 30 million ($4.8 million) of the principal was outstanding during the disclosure period. Approximately RMB 30 million ($4.8 million) of the principal is outstanding as of the date of this Schedule 13E-3. None of the principal has been paid on this loan as of the date of this Schedule 13E-3.

On August 23, 2011, Bank of Communications Tai’an Branch extended a RMB 5 million ($0.8 million) one year loan to Shandong Xiangrui at an interest rate 30% higher than the benchmark borrowing rate published by the People’s Bank of China. Runyin Bio-chemical and Mr. Xuchun Wang provided the guarantee for this loan. This RMB 5 million loan was paid off on June 28, 2012 and another RMB 10 million was renewed on the same date at an interest rate 10% higher than the benchmark borrowing rate published by the People’s Bank of China. Shandong Dongshun, an unrelated company, and Mr. Xuchun Wang provided the guarantee for this loan.

On September 7, 2011, Bank of East Asia Qingdao Branch issued a RMB 10 million ($1.6 million) six month bank guaranteed notes payable to Runyin Bio-chemical on Shandong Xiangrui’s behalf. Shandong Xiangrui used a set of equipment as collateral to guarantee this loan and Ruixing Group also provided the guarantee for this loan. Bank of East Asia Qingdao Branch restricted RMB 5 million ($0.8 million) cash in Shandong Xiangrui’s bank account as collateral for this loan.

On October 18, 2011, China Everbright Bank Qingdao Jiaozhou Branch issued two RMB 20 million ($3.2 million) six month bank guaranteed notes payable (in total RMB 40 million) to Runyin Bio-chemical on Shandong Xiangrui’s behalf. Shandong Xiangrui used its land use rights to guarantee this loan and Ruixing Group also provided the guarantee for this loan. China Everbright Bank Qingdao Jiaozhou Branch restricted RMB 20 million ($3.2 million) cash in Shandong Xiangrui’s bank account as collateral for this loan.

On November 4, 2011, China Merchants Bank Jinan Branch extended a RMB 10 million ($1.6 million) six month loan to Shandong Xiangrui at an annual interest rate 20% higher than the basic borrowing rate published by the People’s Bank of China. The full amount of the principal has been paid off.  On April 27, 2012, China Merchants Bank Jinan Branch extended a RMB 6 million ($1 million) six-month loan to Shandong Xiangrui at an annual interest rate 30% higher than the basic borrowing rate published by the People’s Bank of China. The full amount of the principal is outstanding as of the date of this Schedule 13E-3. Shandong Dongshun, an unrelated company, Runyin Bio-chemical and Mr. Xuchun Wang provided the guarantee for this loan.

On December 5, 2011, Rural Cooperative Bank of Dongping County extended a RMB 8.5 million ($1.3 million) one year loan to Shandong Xiangrui at an annual interest rate of 11.152%. Runyin Bio-chemical provided a guarantee for this loan. The full amount of the principal is outstanding as of the date of this Schedule 13E-3.

(b) Significant Corporate Events.

Other than as described in this Schedule 13E-3, there have been no negotiations, transactions or material contacts that occurred during the past two years between (i) any of the Filing Persons or, to the knowledge of any of the Filing Persons and (ii) SMSA or its affiliates concerning any merger, consolidation, acquisition, tender offer for or other acquisition of any class of SMSA's securities, election of SMSA's directors or sale or other transfer of a material amount of assets of SMSA.

(c) Negotiations or Contacts.

Other than as described in this Schedule 13E-3, there have been no negotiations or material contacts that occurred during the past two years concerning the matters referred to in paragraph (b) of this Item between (i) any affiliates of SMSA or (ii) SMSA or any of its affiliates and any person not affiliated with SMSA who would have a direct interest in such matters.

(d) Conflicts of Interest.  Not applicable.

(e) Agreements Involving the Subject Company’s Securities.

Other than as described in this Schedule 13E-3, there are no agreements, arrangements or understandings, whether or not legally enforceable, between any of the Filing Persons or, to the knowledge of any of the Filing Persons, any other person with respect to any securities of SMSA.

Item 6. Purposes of the Transaction and Plans or Proposals

Use of Securities Acquired.

The shares acquired in the merger from the unaffiliated stockholders of SMSA will be cancelled.

Plans.

It is currently expected that, following the consummation of the merger, the business and operations of SMSA will, except as set forth in this Schedule 13E-3, be conducted by Lucose substantially as they currently are being conducted. The Filing Persons intend to continue to evaluate the business and operations of Lucose with a view to maximizing Lucose’s potential, and they will take such actions as they deem appropriate under the circumstances and market conditions then existing. The Filing Persons intend to cause SMSA to terminate the registration of the shares under Section 12(g)(4) of the Exchange Act following the merger, which would result in the suspension of SMSA’s duty to file reports pursuant to the Exchange Act. For additional information see “Special Factors—Purposes, Alternatives, Reasons, and Effects of the Merger—Effects” and Item 4 “Terms of the Transaction” beginning on pages 7 and 21, respectively, of this Schedule 13E-3.

The Filing Persons do not currently have any commitment or agreement and are not currently negotiating for the sale of any of SMSA’s businesses. Except as otherwise described in this Schedule 13E-3, SMSA has not, and the Filing Persons have not, as of the date of this Schedule 13E-3, approved any specific plans or proposals for:

•	any extraordinary corporate transaction involving Lucose after the completion of the merger;

•	any sale or transfer of a material amount of assets currently held by SMSA after the completion of the merger;

•	any material change in SMSA’s dividend rate or policy, or indebtedness or capitalization; or

•	any other material change in SMSA’s corporate structure or business.

Item 7. Purposes, Alternatives, Reasons, and Effects of the Merger

See “Special Factors—Purposes, Alternatives, Reasons, and Effects of the Merger” beginning on page 7 of this Schedule 13E-3.

Item 8. Fairness of the Transaction

See “Special Factors—Fairness of the Merger” beginning on page 12 of this Schedule 13E-3.

Item 9. Reports, Opinions, Dissents, and Negotiations

See “Special Factors—Reports, Opinions, Dissents, and Negotiations” beginning on page 15 of this Schedule 13E-3.

Item 10. Source and Amount of Funds or Other Consideration

Source of Funds

The total amount of funds required by Lucose to pay the Merger Price to all unaffiliated stockholders of SMSA and to pay related fees and expenses, is estimated to be approximately $358,000. The Filing Persons will provide the necessary funding to Lucose with cash on hand.  The Filing Persons will personally finance the funds required to pay merger fees and expenses. Because the Filing Persons intend to provide the necessary funding for the merger, Lucose has not arranged for any alternative financing.

Conditions

There are no conditions to the merger or the financing of the merger, however the Filing Persons are not under any obligation to consummate the merger and could decide to withdraw the transaction at any time prior to the effective date, although they do not have a present intention to do so.

Expenses

The Paying Agent will receive reasonable and customary compensation for its services and will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the merger, including certain liabilities under U.S. federal securities laws.

None of the Filing Persons will pay any fees or commissions to any broker or dealer in connection with the merger.  Brokers, dealers, commercial banks, and trust companies will, upon request, be reimbursed by the Filing Persons for customary mailing and handling expenses incurred by them in forwarding materials to their customers.

The following is an estimate of fees and expenses to be incurred by the Filing Persons in connection with the merger:

Fees
Legal Fees and Expenses	$55,000
Paying Agent (including filing, printing and mailing)	$20,000
Miscellaneous fees and expenses	$3,000
Total	$78,000

Borrowed Funds

See this Item 10 under “Source of Funds” above.

Item 11. Interest in Securities of the Subject Company

Securities Ownership

Prior to the consummation of the merger, Lucose will be the holder of an aggregate of 12,363,885 shares, representing approximately 93% of the outstanding shares of SMSA. The Filing Persons are the deemed beneficial owners, in the aggregate, of 100% of the equity interest of Lucose.

Securities Transactions

Contributing Shareholders has agreed to contribute a total of 12,363,885 shares to Lucose prior to the consummation of the merger pursuant to the terms of the Contribution Agreement. The Contribution Agreement is attached as an exhibit to this Schedule 13E-3. There were no transactions in the shares  effected during the past 60 days by the Filing Persons or, to the knowledge of the Filing Persons, the directors and executive officers of any of the Filing Persons.

Item 12. The Solicitation or Recommendation

Not Applicable.

Item 13. Financial Statements

Financial Information

The audited consolidated financial statements of SMSA for the year ended December 31, 2011 and the year ended December 31, 2010 are incorporated herein by reference to the Consolidated Financial Statements included in SMSA’s Annual Report on Form 10-K for its fiscal years ended December 31, 2011 and 2010 (the “Form 10-K”). The unaudited consolidated financial statements of SMSA for the six-month period ended June 30, 2012 are also incorporated herein by reference to the Consolidated Financial Statements included in SMSA’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 (the “Form 10-Q”).

The Form 10-K and Form 10-Q, and SMSA’s other SEC filings, are available for inspection and copying at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The Form 10-K and Form 10-Q are also available to the public from the SEC’s website at http://www.sec.gov.

Pro Forma Information

Not Applicable.

Summary Financial Information

SELECTED CONSOLIDATED FINANCIAL DATA
(In thousands of U.S. Dollars, except share data)

	As of December 31,		As of June 30, (unaudited)
	2011	2010	2012
BALANCE SHEET
Current Assets	14,275,865	12,585,454	22,070,026
Property, Plant, Equipment and Other Assets	26,040,472	5,516,025	35,818,597
Current Liabilities	30,129,858	12,752,747	47,452,677
Noncurrent Liabilities	84,809	84,809	85,710
Book Value per Share	0.76	0.40	0.78

	Fiscal Year Ended December 31,		Six Months Ended June 30, (unaudited)
	2011	2010	2012
STATEMENT OF OPERATIONS
Net Sales	78,237,909	42,053,129	40,109,892
Gross Profit	10,161,512	5,466,616	2,532,442
Income from Operations	7,996,869	4,211,506	245,456
Income per Share from Continuing Operations (basic and diluted)	0.60	0.33	0.02

Net Income	5,435,010	2,906,586	154,415
Net Income Attributable to Company	5,435,010	2,906,586	154,415
Earnings per Share (basic and diluted)	0.41	0.23	0.01
Basic and Diluted Net Income per Share	0.41	0.23	0.01
Ratio of Earnings to Fixed Charges (1)	8.61	10.60	1.29
______________

(1) The ratio of earnings to fixed charges is determined by dividing (i) income before income taxes plus interest expenses by (ii) interest expenses.

Item 14.  Personal/Assets, Retained, Employed, Compensated or Used

Solicitations or Recommendations

There are no persons or classes of persons who are directly or indirectly employed, retained, or to be compensated to make solicitations or recommendations in connection with the merger.

Employees and Corporate Assets

Other than as described in this Schedule 13E-3, no officers, class of employees, or corporate assets of SMSA has been or will be employed by or used by the Filing Persons in connection with the merger.

No employee of SMSA who are shared with certain affiliates of the Filing Persons and who divide  services with SMSA and with such affiliates of the Filing Persons, contributed services to the Filing Persons in connection with matters relating to the merger.

Item 15.  Additional Information

(b)        Golden Parachute Compensation. Not applicable.

(c)        Other Material Information. Not applicable.

Item 16.  Exhibits

Exhibit Number	Description
(a)(1)	Letter from Lucose Corp. to Stockholders of SMSA Treemont Acquisition Corp.

(a)(2)	Form of Notice of Merger and Dissenter’s rights

(b)	None

(c)	None

(d)(1)
Transfer and Assignment Agreement by and between Chongxin Xu and Guangxiang Meng,  and Xuchun Wang, Binglong Qiao, Linfa Huang and Guo Wang (collectively the “Optionee Shareholders”), dated July 27, 2012

(d)(2)	Contribution Agreement by and between contributing shareholder and Lucose Corp. dated August 10, 2012.

(d)(3)	Amendment to Option Agreement by and between Guangxiang Meng and Binglong Qiao, dated July 27, 2012

(d)(4)	Amendment to Option Agreement by and between Guangxiang Meng and Xuchun Wang, dated July 27, 2012

(d)(5)	Amendment to Option Agreement by and between Guangxiang Meng and Guo Wang, dated July 27, 2012

(d)(6)	Amendment to Option Agreement by and between Guangxiang Meng and Lingfa Huang, dated July 27, 2012

(f)	Nevada Revised Statutes Section 92A.300 to Section 92A.500 — Rights of Dissenting Stockholders

(g)	None

SIGNATURES

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13E-3/A is true, complete and correct.

Dated: October 5, 2012

SMSA Treemont Acquisition Corp.

By:	/s/ Guo Wang
Name:	Guo Wang
Title:	Chief Executive Officer

Lucose Corp.

By:	/s/ Guangxiang Meng
Name:	Guangxiang Meng
Title:	President and Sole Director

/s/ Guangyin Meng
Guangyin Meng

/s/ Dianshun Zhang
Dianshun Zhang

/s/ Guo Wang
Guo Wang

/s/ Xuchun Wang
Xuchun Wang

/s/ Guangxiang Meng
Guangxiang Meng

/s/ Binglong Qiao
Binglong Qiao

/s/ Lingfa Huang
Lingfa Huang

Exhibit (a)(1)

LETTER FROM SMSA TREEMONT ACQUISITION CORP.

Dear stockholder of SMSA Treemont Acquisition Corp.

On [ ● ], 2012, stockholders holding greater than ninety percent (90%) of the issued and outstanding common stock of SMSA Treemont Acquisition Corp. (“SMSA”) intend to take SMSA private through a “short-form” merger with and into Lucose Corp. (“Lucose”). The purposes of this letter and the Schedule 13E-3 Transaction Statement that accompanies this letter are to:

●    tell you more about the merger,

●    explain why we believe that the $0.30 per share in cash, without interest, that you will receive in the merger is fair consideration for your shares, and

●    let you know about your dissenter’s rights under Nevada law.

Neither you nor the Board of Directors of SMSA is being asked to approve the merger. Immediately prior to the effective date of the “short-form” merger, under Nevada law, Lucose will own a sufficient number of shares to cause the merger to occur. After the merger, SMSA will be merged into Lucose with Lucose being the surviving entity. In the merger, which we expect will occur on[ ●], 2012 or as soon thereafter as possible, you will receive $0.30 in cash, without interest, for each share of SMSA common stock that you own as of that date. If you do not believe that $0.30 is a fair price for your shares, you can follow the procedures described in the Schedule 13E-3 Transaction Statement and exercise dissenter’s rights under Nevada law. YOU SHOULD READ THE SCHEDULE 13E-3 TRANSACTION STATEMENT CAREFULLY BEFORE DECIDING WHETHER TO ACCEPT $0.30 PER SHARE OR TO EXERCISE YOUR DISSENTER’S RIGHTS. The price per share that you receive after exercising your dissenter’s rights may be greater or less than $0.30 per share.

Stockholders of record on the date the merger becomes effective will be mailed a Notice of Merger and Dissenter’s Rights and a Letter of Transmittal. Stockholders receiving such documents should carefully read them. Detailed instructions for surrendering your stock certificates, together with a detailed description of statutory dissenter’s rights, will be set forth in the Notice of Merger and Dissenter’s Rights and the Letter of Transmittal.  Please do not submit your stock certificates before you have received these documents.

After the merger, the SMSA common stock will not be publicly traded. SMSA will also suspend its public reporting obligations with the Securities and Exchange Commission. In addition, the merger may have federal income tax consequences for you, and you should consult with your tax adviser in order to understand fully how the merger will affect you.

Sincerely, SMSA TREEMONT ACQUISITION CORP By: /s/ Guo Wang Name: Guo Wang Title: Chief Executive Officer

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Exhibit (a)(2)

FORM OF NOTICE OF
MERGER AND DISSENTER’S RIGHTS
[ ● ], 2011
To the Former Holders of Common Stock of SMSA Treemont Acquisition Corp.:

NOTICE IS HEREBY GIVEN, pursuant to Section 92A.180 of the Nevada Revised Statutes (the “NRS”), that the short-form merger (the “Merger”) of SMSA Treemont Acquisition Corp. (“SMSA”) with and into Lucose Corp., a Nevada Corporation (“Lucose”), became effective on [●], 2012 (the “Effective Date”). Immediately prior to the Effective Date, Lucose owned more than 90% of the outstanding shares of common stock, par value $0.001 per share (the “Common Stock”), of SMSA. Accordingly, under applicable Nevada law, no action was required by the stockholders of SMSA (other than Lucose) for the Merger to become effective.

Pursuant to the terms of the Merger, each outstanding share of Common Stock, other than shares owned by Lucose, and other than shares as to which dissenter’s rights are exercised (as described in the Transaction Statement on Schedule 13E-3, as amended (the “Schedule 13E-3”)) held immediately prior to the Effective Date now represents only the right to receive $0.30 per share in cash, without interest (the “Common Stock Merger Price”). The Common Stock Merger Price will be paid upon surrender of the certificates for each share of Common Stock. As a result of the Merger, SMSA will be merged into Lucose, with Lucose being the surviving entity.

To obtain payment for your Common Stock, the certificate(s) representing such shares, together with the enclosed Letter of Transmittal and Demand for Payment, must be mailed or delivered by hand or overnight courier to the Paying Agent of the merger, Securities Transfer Corporation (“STC”), at the address set forth in the enclosed Letter of Transmittal. In the case that your Common Stock is uncertified, you must mail or deliver to STC enclosed Letter of Transmittal and Form for Demanding Payment. Please read and follow carefully the instructions set forth in the enclosed Letter of Transmittal to obtain payment for your shares of Common Stock.

Former stockholders of SMSA who do not wish to accept the Common Stock Merger Price have the right under Nevada law to dissent from the merger and demand appraisal of the fair cash value of their Common Stock, exclusive of any element of value arising from the accomplishment or expectation of the Merger, in the district court in Clark County, Nevada (the “District Court”).

Sections 92A.300 through 500 of the NRS provide the procedure by which persons who were stockholders of SMSA at the time of the Merger may dissent from the merger and demand appraisal of the fair value of their shares of Common Stock in lieu of accepting the Common Stock Merger Price. The value determined by the District Court for the shares of Common Stock, may be more than, less than or the same as the Common Stock Merger Price offered in the Merger. In order to qualify for these rights, you must make a written demand for payment of fair value within 30 days after this Notice was delivered (i.e. _________, 2012) and otherwise comply with the procedures for exercising dissenter’s rights set forth in Chapter 92A of the NRS. A summary of your dissenter’s rights in connection with the Merger is set forth below and in the Schedule 13E-3; however, the summary contained below and in the Schedule 13E-3 is not a complete statement of the law pertaining to dissenter’s rights under the NRS and is qualified in its entirety by the full text of Sections 92A.300 through 500 of the NRS, which is set forth as Appendix A hereto. Any failure to comply with the terms of Sections 92A.300 through 500of the NRS will result in an irrevocable loss of your dissenter’s rights. You should carefully read Sections 92A.300 through 500 of the NRS, particularly the procedural steps required to perfect dissenter’s rights, because failure to strictly comply with the procedural requirements set forth in Chapter 92A of the NRS will result in a loss of dissenter’s rights. YOU ARE URGED TO CONSULT WITH YOUR OWN ATTORNEY REGARDING THE DISSENTER’S RIGHTS AVAILABLE TO FORMER SMSA STOCKHOLDERS.

If you plan on dissenting, please (i) deliver a written demand for payment of fair value on the form provided below, (ii) certify whether you acquired beneficial ownership of the shares before the Effective Date, and (iii) deliver the certificates, if any, representing the dissenting shares to us at:

Ruixing Industry Park, Dongping County, Shandong Province, People’s Republic of China, 271509

A2-1

Please deliver the requisite information within 30 days of receiving this notice.  Upon our receipt of your demand for payment of fair value, the holders of shares not represented by certificates will not be able to transfer their shares.

If you do NOT plan to dissent from the merger and demand payment of the fair value of your SMSA Common Stock, please execute (or, if you are not the record holder of such shares, arrange for such record holder or such holder’s duly authorized representative to execute) and mail postage paid the enclosed Letter of Transmittal to the Paying Agent at the address set forth in the Letter of Transmittal. You should note that surrendering certificates for your shares of the Common Stock will constitute a waiver of your dissenter’s rights under the NRS.

You should note that the method of delivery of the Letter of Transmittal and/or any other required documentation is at the election and risk of the stockholder. If the decision is made to send the Letter of Transmittal by mail, it is recommended that such Letter of Transmittal be sent by registered mail, properly insured, with return receipt requested.

Dissent Procedure

Dissenters’ rights are governed by Chapter 92A of the NRS.  Sections 92A.300 through 500 of the NRS  set forth in its entirety in Appendix A to this Disclosure Statement.  If you wish to exercise your dissenters’ rights or preserve the right to do so, you should carefully review Appendix A.  If you fail to comply with the procedures specified in Chapter 92A in a timely manner, you may lose your dissenters’ rights.  Because of the complexity of those procedures, you should seek the advice of counsel if you are considering exercising your dissenters’ rights.

Stockholders who perfect their dissenters’ rights by complying with the procedures set forth in Chapter 92A will have the fair value of their shares determined by the District Court and will be entitled to receive a cash payment equal to such fair value.  Any such judicial determination of the fair value of shares could be based upon any valuation method or combination of methods the court deems appropriate.  The value so determined could be more or less than the Common Stock Merger Price.  In addition, stockholders who invoke dissenters’ rights will be entitled to receive payment of a fair rate of interest from the effective time of the transaction on the amount determined to be the fair value of their shares for any amount in excess of what the stockholder has already received.

In order to maintain eligibility to exercise dissenters’ rights under Chapter 92A, you must take the following actions within 30 days of the date that this Dissenters’ Rights Notice was delivered: (i) deliver a written demand for payment on the form provided in the Dissenters’ Rights Notice; (ii) certify whether you acquired beneficial ownership of the shares before the Effective Date; and (iii) deliver the certificates representing the dissenting shares to us.  Failure to certify whether you acquired beneficial ownership prior to the Effective date may result in your shares being treated as after-acquired shares as defined under Section 92A.470 of the NRS.  Failure to deliver a timely demand for appraisal will result in you losing the right to exercise dissenter’s appraisal rights.

Within 30 days after receipt of a demand for payment, we are required to pay each dissenter who complied with the provisions of Chapter 92A the amount we estimate to be the fair value of such shares, plus interest from the Effective Date.  Pursuant to Section 92A.460, the payment will be accompanied by the following: (i) our financial statements for the year ended December 31, 2011 and the most recent interim financial statements; (ii) a statement of our estimate of the fair value of the shares; (iii) an explanation of how the interest was calculated; (iv) a statement of the dissenter’s right to demand payment for the difference between our estimate of the fair value of the shares and the stockholder’s estimate of the fair value of the shares; and (v) a copy of Chapter 92A.  If we do not deliver payment within 30 days of receipt of the demand for payment, the dissenting stockholder may enforce the dissenter’s rights by commencing an action in the County of Clark, Nevada or if the dissenting stockholder resides or has its registered office in Nevada, in the county where the dissenter resides or has its registered office.

If a dissenting stockholder disagrees with the amount of our payment, the dissenting stockholder may, within 30 days of such payment (i) notify us in writing of the dissenting stockholder’s own estimate of the fair value of the dissenting shares and the amount of interest due, and demand payment of such estimate, less any payments made by us; or (ii) reject our offer if the dissenting stockholder believes that the amount offered by us is less than the fair value of the dissenting shares or that the interest due is incorrectly calculated.  If a dissenting stockholder submits a written demand as set forth above and we accept the offer to purchase the shares at the offer price, then the stockholder will be sent a check for the full purchase price of the shares within 30 days of acceptance.

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If a demand for payment remains unsettled, we must commence a proceeding in the County of Clark, Nevada district court within 60 days after receiving the demand.  Each dissenter who is made a party to the proceeding shall be entitled to a judgment in the amount, if any, by which the court finds the fair value of the dissenting shares, plus interest, exceeds the amount paid by us.  If a proceeding is commenced to determine the fair value of the Common Stock, the costs of such proceeding, including the reasonable compensation and expenses of any appraisers appointed by the court, shall be assessed against us, unless the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment.  The court may also assess the fees and expenses of the counsel and experts for the respective parties, in amounts the court finds equitable against us if the court finds that (i) we did not comply with Chapter 92A; or (ii) against either us or a dissenting stockholder, if the court finds that such party acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by Chapter 92A.

A person having a beneficial interest in shares that are held of record in the name of another person, such as a broker, fiduciary, depository or other nominee, must act to cause the record holder to follow the requisite steps properly and in a timely manner to perfect dissenters’ rights of appraisal.  If the shares are owned of record by a person other than the beneficial owner, including a broker, fiduciary (such as a trustee, guardian or custodian), depository or other nominee, the written demand for dissenters’ rights of appraisal must be executed by or for the record owner.  If shares are owned of record by more than one person, as in joint tenancy or tenancy in common, the demand must be executed by or for all joint owners.  An authorized agent, including an agent for two or more joint owners, may execute a demand for appraisal for a stockholder of record, provided that the agent identifies the record owner and expressly discloses, when the demand is made, that the agent is acting as agent for the record owner.  If a stockholder owns shares through a broker who in turn holds the shares through a central securities depository nominee such as CEDE & Co., a demand for appraisal of such shares must be made by or on behalf of the depository nominee and must identify the depository nominee as the record holder of such shares.

A record holder, such as a broker, fiduciary, depository or other nominee, who holds shares as a nominee for others, will be able to exercise dissenters’ rights of appraisal with respect to the shares held for all or less than all of the beneficial owners of those shares as to which such person is the record owner.  In such case, the written demand must set forth the number of shares covered by the demand.

The foregoing summary of the rights of dissenting stockholders under Chapter 92A does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any dissenters’ rights of appraisal available under Chapter 92A.  The preservation and exercise of dissenters’ rights of appraisal require strict adherence to the applicable provisions of Chapter 92A, and the foregoing summary is qualified in its entirety by reference to Appendix A to this Form of Notice of Merger and Dissenter’s Rights.

YOU ARE URGED TO READ APPENDIX A IN ITS ENTIRETY SINCE FAILURE TO COMPLY WITH THE PROCEDURES SET FORTH THEREIN WILL RESULT IN THE LOSS OF DISSENTER’S RIGHTS.

Please contact Lucose at the address below for additional copies of this Notice of Merger and Dissenter’s Rights or if you have any questions regarding the matters set forth herein:

Ruixing Industry Park, Dongping County, Shandong Province, People’s Republic of China, 271509

Additional Information

In connection with the Merger, Lucose and certain affiliates of SMSA filed with the U.S. Securities and Exchange Commission (the “SEC”) a Schedule 13E-3, which was mailed to the stockholders of SMSA along with this Notice of Merger and Dissenter’s Rights on or about [●], 2012.

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In making your decision as to the exercise of dissenter’s rights, you are urged to review the Schedule 13E-3 and all related materials. A copy of the Schedule 13E-3 is enclosed herewith. In addition, copies of the Schedule 13E-3, including all amendments and supplements thereto, can be obtained at Lucose’ expense from Lucose if you are a bank or a broker. Finally, the Schedule 13E-3 is also available free of charge on the SEC’s website at http://www.sec.gov.

SMSA in the past has been subject to the informational and reporting requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith filed and furnished periodic and current reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Such periodic and current reports, proxy statements and other information may be read and copied at the SEC’s Public Reference Room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Tiens’ filings with the SEC are also available to the public from commercial document-retrieval services and on the website maintained by the SEC at http://www.sec.gov.

Very truly yours,
SMSA TREEMONT ACQUISITION CORP.

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SMSA TREEMONT ACQUISITION CORPORATION
DEMAND FOR PAYMENT BY A DISSENTING SHAREHOLDER

The undersigned is the owner of the following number of shares of capital stock of SMSA Treemont Acquisition Corporation and hereby demands payment for the same:

Common Stock:

The undersigned represents and warrants that the foregoing shares are all of the shares of capital stock of SMSA Treemont Acquisition Corporation beneficially owned by the undersigned, except that if the undersigned is a nominee holder this Form for Demanding Payment by a Dissenting Shareholder is accompanied by a certification by each beneficial shareholder that both the beneficial owner and the recordholders of all shares of common stock owned beneficially by the beneficial owner have asserted, or will timely assert, dissenter’s rights as to all the shares beneficially owned by the beneficial owner.

By initialing in the box to the right of this statement, the undersigned, or the person on whose behalf the undersigned is asserting dissenters’ rights, hereby certifies that the undersigned acquired ownership of the foregoing shares before July [ ] , 2012 (Any failure to so initial will be interpreted as a failure to provide this certification).

Dissenters’ rights payments with respect to the shares identified above should be sent to the following address:

Signature:

Name of Record Holder:

Name of Beneficial Holder:

Date:

NOTE:   THIS DEMAND MUST BE RECEIVED BY                                                           AT
                                         , ON OR BEFORE                                     . FAILURE TO DELIVER THE DEMAND BY THE DATE INDICATED WILL WAIVE ALL RIGHTS THAT THE SHAREHOLDER HAS TO DISSENT. THIS DEMAND MUST BE ACCOMPANIED BY THE CERTIFICATES WITH RESPECT TO WHICH DISSENT AND PAYMENT DEMAND IS BEING MADE.

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APPENDIX A

Rights of Dissenting Stockholders

Nev.  Rev.  Stat.  Ann.  § 92A(2010)

92A.300.  Definitions.

As used in NRS 92A.300 to 92A.500, inclusive, unless the context otherwise requires, the words and terms defined in NRS 92A.305 to 92A.335, inclusive, have the meanings ascribed to them in those sections.

92A.305.  “Beneficial stockholder” defined.

“Beneficial stockholder” means a person who is a beneficial owner of shares held in a voting trust or by a nominee as the stockholder of record.

92A.310.  “Corporate action” defined.

“Corporate action” means the action of a domestic corporation.

92A.315.  “Dissenter” defined.

“Dissenter” means a stockholder who is entitled to dissent from a domestic corporation’s action under NRS 92A.380 and who exercises that right when and in the manner required by NRS 92A.400 to 92A.480, inclusive.

92A.320.  “Fair value” defined.

“Fair value,” with respect to a dissenter’s shares, means the value of the shares determined:

1.  Immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable;

2.  Using customary and current valuation concepts and techniques generally employed for similar businesses in the context of the transaction requiring appraisal; and

3.  Without discounting for lack of marketability or minority status.

92A.325.  “Stockholder” defined.

 “Stockholder” means a stockholder of record or a beneficial stockholder of a domestic corporation.

92A.330.  “Stockholder of record” defined.

 “Stockholder of record” means the person in whose name shares are registered in the records of a domestic corporation or the beneficial owner of shares to the extent of the rights granted by a nominee’s certificate on file with the domestic corporation.

92A.335.  “Subject corporation” defined.

  “Subject corporation” means the domestic corporation which is the issuer of the shares held by a dissenter before the corporate action creating the dissenter’s rights becomes effective or the surviving or acquiring entity of that issuer after the corporate action becomes effective.

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92A.340.  Computation of interest.

Interest payable pursuant to NRS 92A.300 to 92A.500, inclusive, must be computed from the effective date of the action until the date of payment, at the rate of interest most recently established pursuant to NRS 99.040.

92A.350.  Rights of dissenting partner of domestic limited partnership.

              A partnership agreement of a domestic limited partnership or, unless otherwise provided in the partnership agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the partnership interest of a dissenting general or limited partner of a domestic limited partnership are available for any class or group of partnership interests in connection with any merger or exchange in which the domestic limited partnership is a constituent entity.

92A.360.  Rights of dissenting member of domestic limited-liability company.

  The articles of organization or operating agreement of a domestic limited-liability company or, unless otherwise provided in the articles of organization or operating agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the interest of a dissenting member are available in connection with any merger or exchange in which the domestic limited-liability company is a constituent entity.

92A.370.  Rights of dissenting member of domestic nonprofit corporation.

1.  Except as otherwise provided in subsection 2, and unless otherwise provided in the articles or bylaws, any member of any constituent domestic nonprofit corporation who voted against the merger may, without prior notice, but within 30 days after the effective date of the merger, resign from membership and is thereby excused from all contractual obligations to the constituent or surviving corporations which did not occur before the member’s resignation and is thereby entitled to those rights, if any, which would have existed if there had been no merger and the membership had been terminated or the member had been expelled.

2.  Unless otherwise provided in its articles of incorporation or bylaws, no member of a domestic nonprofit corporation, including, but not limited to, a cooperative corporation, which supplies services described in chapter 704 of NRS to its members only, and no person who is a member of a domestic nonprofit corporation as a condition of or by reason of the ownership of an interest in real property, may resign and dissent pursuant to subsection 1.

92A.380.  Right of stockholder to dissent from certain corporate actions and to obtain payment for shares.

1.  Except as otherwise provided in NRS 92A.370 and 92A.390, any stockholder is entitled to dissent from, and obtain payment of the fair value of the stockholder’s shares in the event of any of the following corporate actions:

(a) Consummation of a plan of merger to which the domestic corporation is a constituent entity:

(1) If approval by the stockholders is required for the merger by NRS 92A.120 to 92A.160, inclusive, or the articles of incorporation, regardless of whether the stockholder is entitled to vote on the plan of merger; or

(2) If the domestic corporation is a subsidiary and is merged with its parent pursuant to NRS 92A.180.

(b) Consummation of a plan of conversion to which the domestic corporation is a constituent entity as the corporation whose subject owner’s interests will be converted.

(c) Consummation of a plan of exchange to which the domestic corporation is a constituent entity as the corporation whose subject owner’s interests will be acquired, if the stockholder’s shares are to be acquired in the plan of exchange.

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(d) Any corporate action taken pursuant to a vote of the stockholders to the extent that the articles of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting stockholders are entitled to dissent and obtain payment for their shares.

(e) Accordance of full voting rights to control shares, as defined in NRS 78.3784, only to the extent provided for pursuant to NRS 78.3793.

(f) Any corporate action not described in this subsection that will result in the stockholder receiving money or scrip instead of fractional shares except where the stockholder would not be entitled to receive such payment pursuant to NRS 78.205, 78.2055 or 78.207.

2.  A stockholder who is entitled to dissent and obtain payment pursuant to NRS 92A.300 to 92A.500, inclusive, may not challenge the corporate action creating the entitlement unless the action is unlawful or fraudulent with respect to the stockholder or the domestic corporation.

3.  From and after the effective date of any corporate action described in subsection 1, no stockholder who has exercised the right to dissent pursuant to NRS 92A.300 to 92A.500, inclusive, is entitled to vote his or her shares for any purpose or to receive payment of dividends or any other distributions on shares.  This subsection does not apply to dividends or other distributions payable to stockholders on a date before the effective date of any corporate action from which the stockholder has dissented.

92A.390.  Limitations on right of dissent: Stockholders of certain classes or series; action of stockholders not required for plan of merger.

1.  There is no right of dissent with respect to a plan of merger, conversion or exchange in favor of stockholders of any class or series which is:

(a) A covered security under section 18(b)(1)(A) or (B) of the Securities Act of 1933, 15 U.S.C.  77r(b)(1)(A) or (B), as amended;

(b) Traded in an organized market and has at least 2,000 stockholders and a market value of at least $20,000,000, exclusive of the value of such shares held by the corporation’s subsidiaries, senior executives, directors and beneficial stockholders owning more than 10 percent of such shares; or

(c) Issued by an open end management investment company registered with the Securities and Exchange Commission under the Investment Company Act of 1940 and which may be redeemed at the option of the holder at net asset value,  unless the articles of incorporation of the corporation issuing the class or series provide otherwise.

2.  The applicability of subsection 1 must be determined as of:

(a) The record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the corporate action requiring dissenter’s rights; or

(b) The day before the effective date of such corporate action if there is no meeting of stockholders.

3.  Subsection 1 is not applicable and dissenter’s rights are available pursuant to NRS 92A.380 for the holders of any class or series of shares who are required by the terms of the corporate action requiring dissenter’s rights to accept for such shares anything other than cash or shares of any class or any series of shares of any corporation, or any other proprietary interest of any other entity, that satisfies the standards set forth in subsection 1 at the time the corporate action becomes effective.

4.  There is no right of dissent for any holders of stock of the surviving domestic corporation if the plan of merger does not require action of the stockholders of the surviving domestic corporation under NRS 92A.130.

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5.  There is no right of dissent for any holders of stock of the parent domestic corporation if the plan of merger does not require action of the stockholders of the parent domestic corporation under NRS 92A.180.

92A.400.  Limitations on right of dissent: Assertion as to portions only to shares registered to stockholder; assertion by beneficial stockholder.

1.  A stockholder of record may assert dissenter’s rights as to fewer than all of the shares registered in his or her name only if the stockholder of record dissents with respect to all shares of the class or series beneficially owned by any one person and notifies the subject corporation in writing of the name and address of each person on whose behalf the stockholder of record asserts dissenter’s rights.  The rights of a partial dissenter under this subsection are determined as if the shares as to which the partial dissenter dissents and his or her other shares were registered in the names of different stockholders.

2.  A beneficial stockholder may assert dissenter’s rights as to shares held on his behalf only if the beneficial stockholder:

(a) Submits to the subject corporation the written consent of the stockholder of record to the dissent not later than the time the beneficial stockholder asserts dissenter’s rights; and

(b) Does so with respect to all shares of which he or she is the beneficial stockholder or over which he or she has power to direct the vote.

92A.410.  Notification of stockholders regarding right of dissent.

1.  If a proposed corporate action creating dissenters’ rights is submitted to a vote at a stockholders’ meeting, the notice of the meeting must state that stockholders are, are not or may be entitled to assert dissenters’ rights under NRS 92A.300 to 92A.500, inclusive.  If the domestic corporation concludes that dissenter’s rights are or may be available, a copy of NRS 92A.300 to 92A.500, inclusive, must accompany the meeting notice sent to those record stockholders entitled to exercise dissenter’s rights.

2.  If the corporate action creating dissenters’ rights is taken by written consent of the stockholders or without a vote of the stockholders, the domestic corporation shall notify in writing all stockholders entitled to assert dissenters’ rights that the action was taken and send them the dissenter’s notice described in NRS 92A.430.

92A.420.  Prerequisites to demand for payment for shares.

1.  If a proposed corporate action creating dissenters’ rights is submitted to a vote at a stockholders’ meeting, a stockholder who wishes to assert dissenter’s rights with respect to any class or series of shares:

(a) Must deliver to the subject corporation, before the vote is taken, written notice of the stockholder’s intent to demand payment for his or her shares if the proposed action is effectuated; and

(b) Must not vote, or cause or permit to be voted, any of his or her shares of such class or series in favor of the proposed action.

2.  If a proposed corporate action creating dissenters’ rights is taken by written consent of the stockholders, a stockholder who wishes to assert dissenters’ rights with respect to any class or series of shares must not consent to or approve the proposed corporate action with respect to such class or series.

3.  A stockholder who does not satisfy the requirements of subsection 1 or 2 and NRS 92A.400 is not entitled to payment for his or her shares under this chapter.

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92A.430.  Dissenter’s notice: Delivery to stockholders entitled to assert rights; contents.

1.  The subject corporation shall deliver a written dissenter’s notice to all stockholders entitled to assert dissenters’ rights.

2.  The dissenter’s notice must be sent no later than 10 days after the effective date of the corporate action specified in NRS 92A.380, and must:

(a) State where the demand for payment must be sent and where and when certificates, if any, for shares must be deposited;

(b) Inform the holders of shares not represented by certificates to what extent the transfer of the shares will be restricted after the demand for payment is received;

(c) Supply a form for demanding payment that includes the date of the first announcement to the news media or to the stockholders of the terms of the proposed action and requires that the person asserting dissenter’s rights certify whether or not the person acquired beneficial ownership of the shares before that date;

(d) Set a date by which the subject corporation must receive the demand for payment, which may not be less than 30 nor more than 60 days after the date the notice is delivered and state that the stockholder shall be deemed to have waived the right to demand payment with respect to the shares unless the form is received by the subject corporation by such specified date; and

(e) Be accompanied by a copy of NRS 92A.300 to 92A.500, inclusive.

92A.440.  Demand for payment and deposit of certificates; loss of rights of stockholder; withdrawal from appraisal process.

1.  A stockholder who receives a dissenter’s notice pursuant to NRS 92A.430 and who wishes to exercise dissenter’s rights must:

(a) Demand payment;

(b) Certify whether the stockholder or the beneficial owner on whose behalf he or she is dissenting, as the case may be, acquired beneficial ownership of the shares before the date required to be set forth in the dissenter’s notice for this certification; and

(c) Deposit the stockholder’s certificates, if any, in accordance with the terms of the notice.

2.  If a stockholder fails to make the certification required by paragraph (b) of subsection 1, the subject corporation may elect to treat the stockholder’s shares as after-acquired shares under NRS 92A.470.

3.  Once a stockholder deposits that stockholder’s certificates or, in the case of uncertified shares makes demand for payment, that stockholder loses all rights as a stockholder, unless the stockholder withdraws pursuant to subsection 4.

4.  A stockholder who has complied with subsection 1 may nevertheless decline to exercise dissenter’s rights and withdraw from the appraisal process by so notifying the subject corporation in writing by the date set forth in the dissenter’s notice pursuant to NRS 92A.430.  A stockholder who fails to so withdraw from the appraisal process may not thereafter withdraw without the subject corporation’s written consent.

5.  The stockholder who does not demand payment or deposit his or her certificates where required, each by the date set forth in the dissenter’s notice, is not entitled to payment for his or her shares under this chapter.

92A.450.  Uncertificated shares: Authority to restrict transfer after demand for payment.

The subject corporation may restrict the transfer of shares not represented by a certificate from the date the demand for their payment is received.

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92A.460.  Payment for shares: General requirements.

1.  Except as otherwise provided in NRS 92A.470, within 30 days after receipt of a demand for payment, the subject corporation shall pay in cash to each dissenter who complied with NRS 92A.440 the amount the subject corporation estimates to be the fair value of the dissenter’s shares, plus accrued interest.  The obligation of the subject corporation under this subsection may be enforced by the district court:

(a) Of the county where the subject corporation’s principal office is located;

(b) If the subject corporation’s principal office is not located in this State, in the county in which the corporation’s registered office is located; or

(c) At the election of any dissenter residing or having its principal or registered office in this State, of the county where the dissenter resides or has its principal or registered office.

The court shall dispose of the complaint promptly.

2.  The payment must be accompanied by:

(a) The subject corporation’s balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, a statement of income for that year, a statement of changes in the stockholders’ equity for that year or, where such financial statements are not reasonably available, then such reasonably equivalent financial information and the latest available quarterly financial statements, if any;

(b) A statement of the subject corporation’s estimate of the fair value of the shares; and

(c) A statement of the dissenter’s rights to demand payment under NRS 92A.480 and that if any such stockholder does not do so within the period specified, such stockholder shall be deemed to have accepted such payment in full satisfaction of the corporation’s obligations under this chapter.

92A.470.  Withholding payment for shares acquired on or after date of dissenter’s notice: General requirements.

1.  A subject corporation may elect to withhold payment from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenter’s notice as the first date of any announcement to the news media or to the stockholders of the terms of the proposed action.

2.  To the extent the subject corporation elects to withhold payment, within 30 days after receipt of a demand for payment, the subject corporation shall notify the dissenters described in subsection 1:

(a) Of the information required by paragraph (a) of subsection 2 of NRS 92A.460;

(b) Of the subject corporation’s estimate of fair value pursuant to paragraph (b) of subsection 2 of NRS 92A.460;

(c) That they may accept the subject corporation’s estimate of fair value, plus interest, in full satisfaction of their demands or demand appraisal under NRS 92A.480;

(d) That those stockholders who wish to accept such an offer must so notify the subject corporation of their acceptance of the offer within 30 days after receipt of such offer; and

(e) That those stockholders who do not satisfy the requirements for demanding appraisal under NRS 92A.480 shall be deemed to have accepted the subject corporation’s offer.

3.  Within 10 days after receiving the stockholder’s acceptance pursuant to subsection 2, the subject corporation shall pay in cash the amount offered under paragraph (b) of subsection 2 to each stockholder who agreed to accept the subject corporation’s offer in full satisfaction of the stockholder’s demand.

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4.  Within 40 days after sending the notice described in subsection 2, the subject corporation shall pay in cash the amount offered under paragraph (b) of subsection 2 to each stockholder described in paragraph (e) of subsection 2.

92A.480.  Dissenter’s estimate of fair value: Notification of subject corporation; demand for payment of estimate.

1.  A dissenter paid pursuant to NRS 92A.460 who is dissatisfied with the amount of the payment may notify the subject corporation in writing of the dissenter’s own estimate of the fair value of his or her shares and the amount of interest due, and demand payment of such estimate, less any payment pursuant to NRS 92A.460.  A dissenter offered payment pursuant to NRS 92A.470 who is dissatisfied with the offer may reject the offer pursuant to NRS 92A.470 and demand payment of the fair value of his or her shares and interest due.

2.  A dissenter waives the right to demand payment pursuant to this section unless the dissenter notifies the subject corporation of his or her demand to be paid the dissenter’s stated estimate of fair value plus interest under subsection 1 in writing within 30 days after receiving the subject corporation’s payment or offer of payment under NRS 92A.460 or 92A.470 and is entitled only to the payment made or offered.

92A.490.  Legal proceeding to determine fair value: Duties of subject corporation; powers of court; rights of dissenter.

1.  If a demand for payment remains unsettled, the subject corporation shall commence a proceeding within 60 days after receiving the demand and petition the court to determine the fair value of the shares and accrued interest.  If the subject corporation does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded by each dissenter pursuant to NRS 92A.480 plus interest.

2.  A subject corporation shall commence the proceeding in the district court of the county where its principal office is located in this State.  If the principal office of the subject corporation is not located in the State, it shall commence the proceeding in the county where the principal office of the domestic corporation merged with or whose shares were acquired by the foreign entity was located.  If the principal office of the subject corporation and the domestic corporation merged with or whose shares were acquired is not located in this State, the subject corporation shall commence the proceeding in the district court in the county in which the corporation’s registered office is located.

3.  The subject corporation shall make all dissenters, whether or not residents of Nevada, whose demands remain unsettled, parties to the proceeding as in an action against their shares.  All parties must be served with a copy of the petition.  Nonresidents may be served by registered or certified mail or by publication as provided by law.

4.  The jurisdiction of the court in which the proceeding is commenced under subsection 2 is plenary and exclusive.  The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value.  The appraisers have the powers described in the order appointing them, or any amendment thereto.  The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

5.  Each dissenter who is made a party to the proceeding is entitled to a judgment:

(a) For the amount, if any, by which the court finds the fair value of the dissenter’s shares, plus interest, exceeds the amount paid by the subject corporation; or

(b) For the fair value, plus accrued interest, of the dissenter’s after-acquired shares for which the subject corporation elected to withhold payment pursuant to NRS 92A.470.

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92A.500.  Assessment of costs and fees in certain legal proceedings.

1.  The court in a proceeding to determine fair value shall determine all of the costs of the proceeding, including the reasonable compensation and expenses of any appraisers appointed by the court.  The court shall assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment.

2.  The court may also assess the fees and expenses of the counsel and experts for the respective parties, in amounts the court finds equitable:

(a) Against the subject corporation and in favor of all dissenters if the court finds the subject corporation did not substantially comply with the requirements of NRS 92A.300 to 92A.500, inclusive; or

(b) Against either the subject corporation or a dissenter in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by NRS 92A.300 to 92A.500, inclusive.

3.  If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the subject corporation, the court may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

4.  In a proceeding commenced pursuant to NRS 92A.460, the court may assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters who are parties to the proceeding, in amounts the court finds equitable, to the extent the court finds that such parties did not act in good faith in instituting the proceeding.

5.  To the extent the subject corporation fails to make a required payment pursuant to NRS 92A.460, 92A.470 or 92A.480, the dissenter may bring a cause of action directly for the amount owed and, to the extent the dissenter prevails, is entitled to recover all expenses of the suit.

6.  This section does not preclude any party in a proceeding commenced pursuant to NRS 92A.460 or 92A.490 from applying the provisions of N.R.C.P.  68 or NRS 17.115.

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Exhibit (d)(1)

TRANSFER AND ASSIGNMENT AGREEMENT

This TRANSFER AND ASSIGNMENT AGREEMENT (the “Agreement”) dated July 27, 2012, is made by and among Mr. Chongxin Xu, an individual citizen of Australia (the “Original Nominee Shareholder”), Ms. Guangxiang Meng, an individual citizen of China (the “Nominee Shareholder”), and those certain individuals set forth in Annex A, who are parties to that certain Options Agreements (as defined below) (collectively, the “Optionee Shareholders”).

WHEREAS, on May 13, 2011, the Original Nominee Shareholder and Optionee Shareholders entered into that certain Option Agreements as listed on Annex B attached hereto (collectively, the “Option Agreements”), which agreements were intended to allow the Optionee Shareholders to, collectively, obtain beneficial ownership of 93% of issued and outstanding capital stock represented by Twelve Million Three Hundred And Sixty Three Thousand Eight Hundred And Eighty Five (12,363,885) shares (the “Shares”) of the Common Stock, par value $0.001 per share, of SMSA Treemont Acquisition Corp. (the “Company”), a Nevada Company; and

WHEREAS, the Original Nominee Shareholder wish to transfer (the “Transfer”) to the Nominee Shareholder, and the Nominee Shareholder desires to acquire, the Original Nominee Shareholder’s right and interest to the Shares; and

WHEREAS, in connection with the Transfer, the Original Nominee Shareholders desires to assign, and Nominee Shareholder wishes to accept the assignment of, all rights, title and interest to, and all obligations thereunder, with respect to the Option Agreements; and

NOW THEREFORE, in exchange good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto agree as follows:

1. Transfer. The Original Nominee Shareholder hereby transfers and assigns to the Nominee Shareholder all of his rights and interest to the Shares in consideration of a cash payment in the amount of $20,000 (or RMB equivalent).

2. Assignment. The Original Nominee Shareholder hereby assigns, and the Nominee Shareholder hereby accepts the assignment of, the Option Agreements.

3.  Assumption of Obligations.  Pursuant to the assignment set forth in Section 2, Nominee Shareholder hereby accepts all rights, title and interest in the Option Agreements and hereby accepts any and obligations of the Original Nominee Shareholder thereunder.

4. Acknowledgment and Consent. Optionee Shareholders hereby acknowledge and consent to the Transfer in accordance with the terms hereof.

5. Entire Agreement. This Assignment embodies the entire agreement and understanding of the parties in respect of the subject matter contained herein.  There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or therein.

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6.  Further Action. The parties agree to execute such further instruments and take such further action as may reasonably be necessary to carry out the intent of this Agreement.

7.  Severability.  This Assignment shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Assignment or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as part of this Assignment a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

8. Counterparts. This Agreement may be executed on separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same agreement. Any telecopied signature shall be deemed a manually executed and delivered original.

9. Choice of Law; Jurisdiction. This Agreement shall be governed and construed in accordance with the laws of the state of New York without regard to conflicts of laws principles thereof and all questions concerning the validity and construction of this Agreement shall be determined in accordance with the laws of such state. EACH PARTY HEREBY IRREVOCABLY SUBMITS TO THE NONEXCLUSIVE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED IN THE STATE OF NEW YORK IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT AND HEREBY IRREVOCABLY AGREES, ON BEHALF OF ITSELF AND ON BEHALF OF SUCH PARTY’S SUCCESSOR’S AND ASSIGNS, THAT ALL CLAIMS IN RESPECT OF SUCH ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN ANY SUCH COURT AND IRREVOCABLY WAIVES ANY OBJECTION SUCH PERSON MAY NOW OR HEREAFTER HAVE AS TO THE VENUE OF ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN SUCH COURT OR THAT SUCH COURT IS AN INCONVENIENT FORUM.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be signed and delivered by their respective duly authorized officers as of the date first above written.

CHONGXIN XU, as Assignor
/s/Chongxin Xu

GUANGXIANG MENG, as Assignee
Guangxiang Meng

AGREED AND CONSENTED TO BY THE OPTIONEE SHAREHOLDERS:

/s/ Xuchun Wang__________________________

XUCHUN WANG

/s/ Lingfa Huang___________________________

LINGFA HUANG

/s/ Binglong Qiao
BINGLONG QIAO

/s/ Guo Wang_______________________________

GUO WANG

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Annex A

List of Optionee Shareholders

Xuchun Wang

Lingfa Huang

Binglong Qiao

Guo Wang

D1-4

Annex B

List of Option Agreements

1.	Option Agreement by and between Chongxin Xu and Binglong Qiao, dated as of May 13, 2011
2.	Option Agreement by and between Chongxin Xu and Guo Wang, dated as of May 13, 2011
3.	Option Agreement by and between Chongxin Xu and Xuchun Wang, dated as of May 13, 2011
4.	Option Agreement by and between Chongxin Xu and Lingfa Huang, dated as of May 13, 2011

D1-5

Exhibit (d)(2)

CONTRIBUTION AGREEMENT

THIS CONTRIBUTION AGREEMENT (the “Agreement”) is made as of August 10, 2012, by and between Guangxiang Meng (the “Contributing Stockholder”), and Lucose Corp., a company newly formed under the laws of the State of Nevada (the “Company”).

RECITALS

A. The Company expects to file a Schedule 13E-3 with the Securities and Exchange Commission announcing its intention to cause the Company to effect a “short-form” merger (the “Merger”) with and into SMSA Treemont Acquisition Corp. (“SMSA”) under Section 92A.180 of the Nevada Revised Statutes (“NRS”), with the Company as the surviving corporation (the “Surviving Corporation”), pursuant to which (i) the stockholders of SMSA other than the Company are entitled to receive cash in exchange for their shares of SMSA common stock, par value $0.0001 per share (the “SMSA Common Stock”), and (ii)  the Contributing Stockholder will own all of the outstanding shares of the Surviving Corporation.

B. To effect the Merger, pursuant to the terms and conditions set forth herein, the Contributing Stockholder desires to contribute to the Company, immediately prior to the Merger, all of its respective shares of SMSA Common Stock, as of such time (the “Effective Time”).

C. Following the contribution by the Contributing Stockholder of its shares of SMSA Common Stock pursuant to this Agreement, the Company will be the beneficial owner of approximately 93% of the outstanding shares of SMSA Common Stock.

D. It is intended that for U.S. federal income tax purposes, the Merger will qualify as a reorganization and this Agreement will constitute a “plan or reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the rules and regulations promulgated thereunder.

E.  The Contributing Stockholder desires to evidence herein their consent to, and approval of, the Merger.

AGREEMENT

NOW THEREFORE, in consideration of the mutual covenants contained in this Agreement, the parties hereto agree as follows:

1. Interpretation of this Agreement.

(a) Terms Defined. As used in this Agreement, the following terms when used in this Agreement have the meanings set forth below:

“Agreement” means this Contribution Agreement and all exhibits and schedules hereto, as amended, modified or supplemented from time to time.

“Company” shall have the meaning given to it in the preamble of this Agreement.

“Contributed Shares” shall have the meaning given to it in Section 2(a) of this Agreement.

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“Effective Time” shall have the meaning given to it in the recitals of this Agreement.

“Merger” shall have the meaning given to it in the recitals to this Agreement.

“NRS” shall have the meaning given to it in the recitals of this Agreement.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.

“Securities Act” means the Securities Act of 1933, as amended.

“SMSA” shall have the meaning given to it in the preamble of this Agreement.

“SMSA Common Stock” shall have the meaning given to it in the recitals of this Agreement.

“Surviving Corporation” shall have the meaning given to it in the recitals to this Agreement.

(b) Interpretation. Wherever from the context it appears appropriate, each term stated in either the singular or plural shall include the singular and the plural, and pronouns stated in masculine, feminine or neuter gender shall include the masculine, feminine and the neuter.

2. Contribution of SMSA Common Stock; Issuance of Shares; Consent to Merger.

(a) Contribution of SMSA Common Stock. At the Effective Time, the Contributing Stockholder shall contribute, assign and transfer to the Company, and the Company shall accept, all shares of SMSA Common Stock held by the Contributing Stockholder (the “Contributed Shares”), free and clear of all liens, claims, encumbrances and restrictions of any kind whatsoever.

(b) Issuance of Shares. In consideration for the Contributing Stockholder’s contribution of the Contributed Shares to the Company pursuant to Section 2(a), the Company shall issue one share of common stock free and clear of any liens, claims, encumbrances and restrictions of any kind whatsoever for each one share contributed.

(c) Consent to the Merger. The Contributing Stockholder, as evidenced by its signature hereto, in lieu of a special meeting of the stockholders of the Company, does hereby consent to and approve the Merger, and the other transactions contemplated herein and therein.

3. Termination. This Agreement and the obligation of the Contributing Stockholder to contribute the Contributed Shares will terminate automatically and immediately upon the full discharge of the obligations herein in connection with the Merger.

4. Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or any other jurisdiction, but this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained in this Agreement.

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5. Complete Agreement. This Agreement embodies the complete agreement and understanding among the parties and supersedes and preempts any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter of this Agreement in any way.

6. Counterparts. This Agreement may be executed on separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same agreement. Any telecopied signature shall be deemed a manually executed and delivered original.

7. Successors and Assigns. This Agreement is intended to bind and inure to the benefit of and be enforceable by the Contributing Stockholder, the Company, and their respective successors and assigns and, where applicable, heirs and personal representatives.

8. Choice of Law; Jurisdiction. This Agreement shall be governed and construed in accordance with the laws of the state of Nevada without regard to conflicts of laws principles thereof and all questions concerning the validity and construction of this Agreement shall be determined in accordance with the laws of such state. EACH PARTY HEREBY IRREVOCABLY SUBMITS TO THE NONEXCLUSIVE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED IN THE STATE OF NEVADA IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT AND HEREBY IRREVOCABLY AGREES, ON BEHALF OF ITSELF AND ON BEHALF OF SUCH PARTY’S SUCCESSOR’S AND ASSIGNS, THAT ALL CLAIMS IN RESPECT OF SUCH ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN ANY SUCH COURT AND IRREVOCABLY WAIVES ANY OBJECTION SUCH PERSON MAY NOW OR HEREAFTER HAVE AS TO THE VENUE OF ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN SUCH COURT OR THAT SUCH COURT IS AN INCONVENIENT FORUM.

9. Amendments and Waivers. No provision of this Agreement may be amended or waived without the prior written consent or agreement of the Contributing Stockholder and the Company.

10. No Third Party Beneficiary. Except for the parties to this Agreement and their respective successors and assigns, nothing expressed or implied in this Agreement is intended, or will be construed, to confer upon or give any person other than the parties hereto and their respective successors and assigns any rights or remedies under or by reason of this Agreement.

[Signature page follows]

D2-3

IN WITNESS WHEREOF, intending to be legally bound hereby, each of the undersigned has duly executed and delivered this Contribution Agreement as of the day and year first above written.

LUCOSE CORP. By: /s/ Guangxiang Meng Name: Guangxiang Meng Title: President /s/ Guangxiang Meng Guangxiang Meng

D2-4

Exhibit (d)(3)

AMENDMENT TO OPTION AGREEMENT

This AMENDMENT TO OPTION AGREEMENT (this “Amendment”) is made and entered into as of July 27, 2012 by and between Guangxiang Meng, an individual citizen of China (the “Grantor”), and Mr. Binglong Qiao, an individual citizen of the People’s Republic of China (the “Optionee”) (each of the foregoing, a “Party” and together, the “Parties”). All capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Option Agreement (as defined below)

WHEREAS, Mr. Chongxin Xu, an individual citizen of Australia (the “Original Grantor”) and Optionee entered into that certain Option Agreement dated as of May 13, 2011 (the “Option Agreement”);

WHEREAS, pursuant to Sections 2.2 and 3.3 of the Option Agreement, Original Grantor agreed, among other things, that prior to the termination of the Option Agreement, Original Grantor will not transfer, sell, or assign to any other Person, or otherwise dispose of, pledge, encumber, or suffer any Encumbrance upon, any Option Shares;

WHEREAS, Original Grantor entered into that certain Transfer and Assignment Agreement with Grantor dated as of July 27, 2012, (the “Transfer Agreement”), pursuant to which, (i) the Original Grantor transferred to the Grantor his right and interest to 93% of issued and outstanding capital stock (the “Shares”) of SMSA Treemont Acquisition Corp., a Nevada Company (the “Company”), including the Option Shares, and (ii) the Original Grantor assigned, and Grantor accepted, the assignment of, all the rights and obligations of Original Grantor under the Option Agreement;

WHEREAS, upon effectiveness of the Transfer Agreement, Grantor intends to enter into that certain Contribution Agreement (the “Contribution Agreement”) between Grantor and Lucose Corp., a newly formed Nevada company (the “Merger Co”), in connection with a “short-form” merger of the Company with and into Merger Co (the “Merger”) in accordance with Section 92A.180 of the Nevada Revised Statutes;

WHEREAS, pursuant to the Contribution Agreement, Grantor will contribute to Merger Co, immediately prior to the Merger, all of the Shares, including the Option Shares (the “Contribution”), as of such time

WHEREAS, in anticipation of the Merger, Grantor and Optionee desire to modify certain provision of the Option Agreement on the terms set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and pursuant to the applicable provisions of the Option Agreement, the parties hereby agree as follows:

1.             Amendment.  Grantor and Optionee hereby amend the Option Agreement as follows:

Section 1.1 (Option Right) is hereby amended and restated in its entirety to be read as follows:

D3-1

“Option Right. The Grantor hereby grants to the Optionee the right and option (the “Option Right”), during the Option Period (as defined below), to purchase from the Grantor, and upon the exercise of such right and option, the Grantor will have the obligation to sell to the Optionee, Two Hundred Forty Seven Thousand Two Hundred Seventy Seven (247,277) of the shares of the capital stock of the Shell Company and, upon consummation of the short-form merger of the Shell Company with and into Lucose Corp. (the “Merger Co”), Two Hundred Forty Seven Thousand Two Hundred Seventy Seven (247,277) of the shares of the capital stock of the Merger Co (the “Option Shares”).”

2.            Acknowledgement and Waiver. Optionee hereby acknowledges and agrees to allow Grantor to enter into the Contribution Agreement (substantially in the form attached hereto as Annex A) and make the Contribution in accordance with the terms thereof. The waiver will expire automatically and immediately upon the full discharge of the obligations under the Contribution Agreement.

3.             Ratification.  Except as expressly amended by this Amendment, the terms and conditions of the Option Agreement are hereby confirmed and shall remain in full force and effect without impairment or modification.

4.             Conflict.  In the event of any conflict between the Option Agreement and this Amendment, the terms of this Amendment shall govern.

5.             Binding Effect.  The parties acknowledge and agree that this Amendment complies with all of the applicable terms and conditions of the Option Agreement that are necessary to effect an amendment to the Option Agreement and therefore, upon the execution and delivery hereof by the parties, this Amendment shall have such binding effect.

6.            Governing Law; Venue.  All questions concerning the construction, validity, enforcement and interpretation of the this Amendment shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof.  Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Amendment (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York.  Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, New York for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of this Amendment), and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper.  Each party hereto hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Amendment and agrees that such service shall constitute good and sufficient service of process and notice thereof.  Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.  EACH PARTY HERETO (INCLUDING ITS AFFILIATES, AGENTS, OFFICERS, DIRECTORS AND EMPLOYEES) HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AMENDMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

D3-2

7.             Counterparts.  This Amendment may be executed in any number of counterparts and delivered by in email/.pdf format or by facsimile, each of which shall be deemed to be an original, and all of which taken together shall constitute one and the same instrument.

[Signature Page Follows]

D3-3

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed and delivered as of the date first set forth above.

“GRANTOR”
GUANGXIANG MENG

/s/ Guangxiang Meng

“OPTIONEE”
BINGLONG QIAO

/s/ Binglong Qiao

D3-4

Annex A

Form of Contribution Agreement

D3-5

Exhibit (d)(4)

AMENDMENT TO OPTION AGREEMENT

This AMENDMENT TO OPTION AGREEMENT (this “Amendment”) is made and entered into as of July 27, 2012 by and between Guangxiang Meng, an individual citizen of China (the “Grantor”), and Mr. Xuchun Wang, an individual citizen of the People’s Republic of China (the “Optionee”) (each of the foregoing, a “Party” and together, the “Parties”). All capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Option Agreement (as defined below)

WHEREAS, Mr. Chongxin Xu, an individual citizen of Australia (the “Original Grantor”) and Optionee entered into that certain Option Agreement dated as of May 13, 2011 (the “Option Agreement”);

WHEREAS, pursuant to Sections 2.2 and 3.3 of the Option Agreement, Original Grantor agreed, among other things, that prior to the termination of the Option Agreement, Original Grantor will not transfer, sell, or assign to any other Person, or otherwise dispose of, pledge, encumber, or suffer any Encumbrance upon, any Option Shares;

WHEREAS, Original Grantor entered into that certain Transfer and Assignment Agreement with Grantor dated as of July 27, 2012, (the “Transfer Agreement”), pursuant to which, (i) the Original Grantor transferred to the Grantor his right and interest to 93% of issued and outstanding capital stock (the “Shares”) of SMSA Treemont Acquisition Corp., a Nevada Company (the “Company”), including the Option Shares, and (ii) the Original Grantor assigned, and Grantor accepted, the assignment of, all the rights and obligations of Original Grantor under the Option Agreement;

WHEREAS, upon effectiveness of the Transfer Agreement, Grantor intends to enter into that certain Contribution Agreement (the “Contribution Agreement”) between Grantor and Lucose Corp., a newly formed Nevada company (the “Merger Co”), in connection with a “short-form” merger of the Company with and into Merger Co (the “Merger”) in accordance with Section 92A.180 of the Nevada Revised Statutes;

WHEREAS, pursuant to the Contribution Agreement, Grantor will contribute to Merger Co, immediately prior to the Merger, all of the Shares, including the Option Shares (the “Contribution”), as of such time

WHEREAS, in anticipation of the Merger, Grantor and Optionee desire to modify certain provision of the Option Agreement on the terms set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and pursuant to the applicable provisions of the Option Agreement, the parties hereby agree as follows:

1.             Amendment.  Grantor and Optionee hereby amend the Option Agreement as follows:

Section 1.1 (Option Right) is hereby amended and restated in its entirety to be read as follows:

D4-1

“Option Right. The Grantor hereby grants to the Optionee the right and option (the “Option Right”), during the Option Period (as defined below), to purchase from the Grantor, and upon the exercise of such right and option, the Grantor will have the obligation to sell to the Optionee, Ten Million Eight Hundred Eighty Thousand Two Hundred and Nineteen (10,880,219) of the shares of the capital stock of the Shell Company and, upon consummation of the short-form merger of the Shell Company with and into Lucose Corp. (the “Merger Co”), Ten Million Eight Hundred Eighty Thousand Two Hundred and Nineteen (10,880,219) of the shares of the capital stock of the Merger Co (the “Option Shares”).”

2.            Acknowledgement and Waiver. Optionee hereby acknowledges and agrees to allow Grantor to enter into the Contribution Agreement (substantially in the form attached hereto as Annex A) and make the Contribution in accordance with the terms thereof. The waiver will expire automatically and immediately upon the full discharge of the obligations under the Contribution Agreement.

3.             Ratification.  Except as expressly amended by this Amendment, the terms and conditions of the Option Agreement are hereby confirmed and shall remain in full force and effect without impairment or modification.

4.             Conflict.  In the event of any conflict between the Option Agreement and this Amendment, the terms of this Amendment shall govern.

5.             Binding Effect.  The parties acknowledge and agree that this Amendment complies with all of the applicable terms and conditions of the Option Agreement that are necessary to effect an amendment to the Option Agreement and therefore, upon the execution and delivery hereof by the parties, this Amendment shall have such binding effect.

6.            Governing Law; Venue.  All questions concerning the construction, validity, enforcement and interpretation of the this Amendment shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof.  Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Amendment (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York.  Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, New York for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of this Amendment), and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper.  Each party hereto hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Amendment and agrees that such service shall constitute good and sufficient service of process and notice thereof.  Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.  EACH PARTY HERETO (INCLUDING ITS AFFILIATES, AGENTS, OFFICERS, DIRECTORS AND EMPLOYEES) HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AMENDMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

D4-2

7.             Counterparts.  This Amendment may be executed in any number of counterparts and delivered by in email/.pdf format or by facsimile, each of which shall be deemed to be an original, and all of which taken together shall constitute one and the same instrument.

[Signature Page Follows]

D4-3

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed and delivered as of the date first set forth above.

“GRANTOR”
GUANGXIANG MENG

/s/ Guangxiang Meng

“OPTIONEE”
XUCHUN WANG

/s/ Xuchun Wang

D4-4

Annex A

Form of Contribution Agreement

D4-5

Exhibit (d)(5)

AMENDMENT TO OPTION AGREEMENT

This AMENDMENT TO OPTION AGREEMENT (this “Amendment”) is made and entered into as of July 27, 2012 by and between Guangxiang Meng, an individual citizen of China (the “Grantor”), and Mr. Guo Wang, an individual citizen of the People’s Republic of China (the “Optionee”) (each of the foregoing, a “Party” and together, the “Parties”). All capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Option Agreement (as defined below)

WHEREAS, Mr. Chongxin Xu, an individual citizen of Australia (the “Original Grantor”) and Optionee entered into that certain Option Agreement dated as of May 13, 2011 (the “Option Agreement”);

WHEREAS, pursuant to Sections 2.2 and 3.3 of the Option Agreement, Original Grantor agreed, among other things, that prior to the termination of the Option Agreement, Original Grantor will not transfer, sell, or assign to any other Person, or otherwise dispose of, pledge, encumber, or suffer any Encumbrance upon, any Option Shares;

WHEREAS, Original Grantor entered into that certain Transfer and Assignment Agreement with Grantor dated as of July 27, 2012, (the “Transfer Agreement”), pursuant to which, (i) the Original Grantor transferred to the Grantor his right and interest to 93% of issued and outstanding capital stock (the “Shares”) of SMSA Treemont Acquisition Corp., a Nevada Company (the “Company”), including the Option Shares, and (ii) the Original Grantor assigned, and Grantor accepted, the assignment of, all the rights and obligations of Original Grantor under the Option Agreement;

WHEREAS, upon effectiveness of the Transfer Agreement, Grantor intends to enter into that certain Contribution Agreement (the “Contribution Agreement”) between Grantor and Lucose Corp., a newly formed Nevada company (the “Merger Co”), in connection with a “short-form” merger of the Company with and into Merger Co (the “Merger”) in accordance with Section 92A.180 of the Nevada Revised Statutes;

WHEREAS, pursuant to the Contribution Agreement, Grantor will contribute to Merger Co, immediately prior to the Merger, all of the Shares, including the Option Shares (the “Contribution”), as of such time

WHEREAS, in anticipation of the Merger, Grantor and Optionee desire to modify certain provision of the Option Agreement on the terms set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and pursuant to the applicable provisions of the Option Agreement, the parties hereby agree as follows:

1.             Amendment.  Grantor and Optionee hereby amend the Option Agreement as follows:

Section 1.1 (Option Right) is hereby amended and restated in its entirety to be read as follows:

D5-1

“Option Right. The Grantor hereby grants to the Optionee the right and option (the “Option Right”), during the Option Period (as defined below), to purchase from the Grantor, and upon the exercise of such right and option, the Grantor will have the obligation to sell to the Optionee, Two Hundred Forty Seven Thousand Two Hundred Seventy Seven (247,277) of the shares of the capital stock of the Shell Company and, upon consummation of the short-form merger of the Shell Company with and into Lucose Corp. (the “Merger Co”), Two Hundred Forty Seven Thousand Two Hundred Seventy Seven (247,277) of the shares of the capital stock of the Merger Co (the “Option Shares”).”

2.             Acknowledgement and Waiver. Optionee hereby acknowledges and agrees to allow Grantor to enter into the Contribution Agreement (substantially in the form attached hereto as Annex A) and make the Contribution in accordance with the terms thereof. The waiver will expire automatically and immediately upon the full discharge of the obligations under the Contribution Agreement.

3.             Ratification.  Except as expressly amended by this Amendment, the terms and conditions of the Option Agreement are hereby confirmed and shall remain in full force and effect without impairment or modification.

4.             Conflict.  In the event of any conflict between the Option Agreement and this Amendment, the terms of this Amendment shall govern.

5.             Binding Effect.  The parties acknowledge and agree that this Amendment complies with all of the applicable terms and conditions of the Option Agreement that are necessary to effect an amendment to the Option Agreement and therefore, upon the execution and delivery hereof by the parties, this Amendment shall have such binding effect.

6.             Governing Law; Venue.  All questions concerning the construction, validity, enforcement and interpretation of the this Amendment shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof.  Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Amendment (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York.  Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, New York for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of this Amendment), and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper.  Each party hereto hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Amendment and agrees that such service shall constitute good and sufficient service of process and notice thereof.  Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.  EACH PARTY HERETO (INCLUDING ITS AFFILIATES, AGENTS, OFFICERS, DIRECTORS AND EMPLOYEES) HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AMENDMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

D5-2

7.             Counterparts.  This Amendment may be executed in any number of counterparts and delivered by in email/.pdf format or by facsimile, each of which shall be deemed to be an original, and all of which taken together shall constitute one and the same instrument.

[Signature Page Follows]

D5-3

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed and delivered as of the date first set forth above.

“GRANTOR”
GUANGXIANG MENG

/s/ Guangxiang Meng

“OPTIONEE”
GUO WANG
/s/ Guo Wang

D5-4

Annex A

Form of Contribution Agreement

D5-5

Exhibit (d)(6)

AMENDMENT TO OPTION AGREEMENT

This AMENDMENT TO OPTION AGREEMENT (this “Amendment”) is made and entered into as of July 27, 2012 by and between Guangxiang Meng, an individual citizen of China (the “Grantor”), and Mr. Lingfa Huang, an individual citizen of the People’s Republic of China (the “Optionee”) (each of the foregoing, a “Party” and together, the “Parties”). All capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Option Agreement (as defined below)

WHEREAS, Mr. Chongxin Xu, an individual citizen of Australia (the “Original Grantor”) and Optionee entered into that certain Option Agreement dated as of May 13, 2011 (the “Option Agreement”);

WHEREAS, pursuant to Sections 2.2 and 3.3 of the Option Agreement, Original Grantor agreed, among other things, that prior to the termination of the Option Agreement, Original Grantor will not transfer, sell, or assign to any other Person, or otherwise dispose of, pledge, encumber, or suffer any Encumbrance upon, any Option Shares;

WHEREAS, Original Grantor entered into that certain Transfer and Assignment Agreement with Grantor dated as of July 27, 2012, (the “Transfer Agreement”), pursuant to which, (i) the Original Grantor transferred to the Grantor his right and interest to 93% of issued and outstanding capital stock (the “Shares”) of SMSA Treemont Acquisition Corp., a Nevada Company (the “Company”), including the Option Shares, and (ii) the Original Grantor assigned, and Grantor accepted, the assignment of, all the rights and obligations of Original Grantor under the Option Agreement;

WHEREAS, upon effectiveness of the Transfer Agreement, Grantor intends to enter into that certain Contribution Agreement (the “Contribution Agreement”) between Grantor and Lucose Corp., a newly formed Nevada company (the “Merger Co”), in connection with a “short-form” merger of the Company with and into Merger Co (the “Merger”) in accordance with Section 92A.180 of the Nevada Revised Statutes;

WHEREAS, pursuant to the Contribution Agreement, Grantor will contribute to Merger Co, immediately prior to the Merger, all of the Shares, including the Option Shares (the “Contribution”), as of such time

WHEREAS, in anticipation of the Merger, Grantor and Optionee desire to modify certain provision of the Option Agreement on the terms set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and pursuant to the applicable provisions of the Option Agreement, the parties hereby agree as follows:

1.             Amendment.  Grantor and Optionee hereby amend the Option Agreement as follows:

Section 1.1 (Option Right) is hereby amended and restated in its entirety to be read as follows:

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“Option Right. The Grantor hereby grants to the Optionee the right and option (the “Option Right”), during the Option Period (as defined below), to purchase from the Grantor, and upon the exercise of such right and option, the Grantor will have the obligation to sell to the Optionee, Nine Hundred Eighty Nine Thousand One Hundred Twelve (989,112) of the shares of the capital stock of the Shell Company and, upon consummation of the short-form merger of the Shell Company with and into Lucose Corp. (the “Merger Co”), Nine Hundred Eighty Nine Thousand One Hundred Twelve (989,112) of the shares of the capital stock of the Merger Co (the “Option Shares”).”

2.            Acknowledgement and Waiver. Optionee hereby acknowledges and agrees to allow Grantor to enter into the Contribution Agreement (substantially in the form attached hereto as Annex A) and make the Contribution in accordance with the terms thereof. The waiver will expire automatically and immediately upon the full discharge of the obligations under the Contribution Agreement.

3.             Ratification.  Except as expressly amended by this Amendment, the terms and conditions of the Option Agreement are hereby confirmed and shall remain in full force and effect without impairment or modification.

4.             Conflict.  In the event of any conflict between the Option Agreement and this Amendment, the terms of this Amendment shall govern.

5.             Binding Effect.  The parties acknowledge and agree that this Amendment complies with all of the applicable terms and conditions of the Option Agreement that are necessary to effect an amendment to the Option Agreement and therefore, upon the execution and delivery hereof by the parties, this Amendment shall have such binding effect.

6.             Governing Law; Venue.  All questions concerning the construction, validity, enforcement and interpretation of the this Amendment shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof.  Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Amendment (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York.  Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, New York for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of this Amendment), and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper.  Each party hereto hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Amendment and agrees that such service shall constitute good and sufficient service of process and notice thereof.  Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.  EACH PARTY HERETO (INCLUDING ITS AFFILIATES, AGENTS, OFFICERS, DIRECTORS AND EMPLOYEES) HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AMENDMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

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7.             Counterparts.  This Amendment may be executed in any number of counterparts and delivered by in email/.pdf format or by facsimile, each of which shall be deemed to be an original, and all of which taken together shall constitute one and the same instrument.

[Signature Page Follows]

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IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed and delivered as of the date first set forth above.

“GRANTOR”
GUANGXIANG MENG

/s/ Guangxiang Meng

“OPTIONEE”
LINGFA HUANG

/s/ Lingfa Huang

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Annex A

Form of Contribution Agreement

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 Exhibit (f)

Nevada  Revised  Statutes  § 92A.300 to § 92A.500

92A.300.  Definitions.

  As used in NRS 92A.300 to 92A.500, inclusive, unless the context otherwise requires, the words and terms defined in NRS 92A.305 to 92A.335, inclusive, have the meanings ascribed to them in those sections.

92A.305.  “Beneficial stockholder” defined.

  “Beneficial stockholder” means a person who is a beneficial owner of shares held in a voting trust or by a nominee as the stockholder of record.

92A.310.  “Corporate action” defined.

  “Corporate action” means the action of a domestic corporation.

92A.315.  “Dissenter” defined.

  “Dissenter” means a stockholder who is entitled to dissent from a domestic corporation’s action under NRS 92A.380 and who exercises that right when and in the manner required by NRS 92A.400 to 92A.480, inclusive.

92A.320.  “Fair value” defined.

  “Fair value,” with respect to a dissenter’s shares, means the value of the shares determined:

   1.  Immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable;

   2.  Using customary and current valuation concepts and techniques generally employed for similar businesses in the context of the transaction requiring appraisal; and

   3.  Without discounting for lack of marketability or minority status.

92A.325.  “Stockholder” defined.

 “Stockholder” means a stockholder of record or a beneficial stockholder of a domestic corporation.

92A.330.  “Stockholder of record” defined.

 “Stockholder of record” means the person in whose name shares are registered in the records of a domestic corporation or the beneficial owner of shares to the extent of the rights granted by a nominee’s certificate on file with the domestic corporation.

92A.335.  “Subject corporation” defined.

  “Subject corporation” means the domestic corporation which is the issuer of the shares held by a dissenter before the corporate action creating the dissenter’s rights becomes effective or the surviving or acquiring entity of that issuer after the corporate action becomes effective.

92A.340.  Computation of interest.

  Interest payable pursuant to NRS 92A.300 to 92A.500, inclusive, must be computed from the effective date of the action until the date of payment, at the rate of interest most recently established pursuant to NRS 99.040.

92A.350.  Rights of dissenting partner of domestic limited partnership.

  A partnership agreement of a domestic limited partnership or, unless otherwise provided in the partnership agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the partnership interest of a dissenting general or limited partner of a domestic limited partnership are available for any class or group of partnership interests in connection with any merger or exchange in which the domestic limited partnership is a constituent entity.

92A.360.  Rights of dissenting member of domestic limited-liability company.

  The articles of organization or operating agreement of a domestic limited-liability company or, unless otherwise provided in the articles of organization or operating agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the interest of a dissenting member are available in connection with any merger or exchange in which the domestic limited-liability company is a constituent entity.

92A.370.  Rights of dissenting member of domestic nonprofit corporation.

1.  Except as otherwise provided in subsection 2, and unless otherwise provided in the articles or bylaws, any member of any constituent domestic nonprofit corporation who voted against the merger may, without prior notice, but within 30 days after the effective date of the merger, resign from membership and is thereby excused from all contractual obligations to the constituent or surviving corporations which did not occur before the member’s resignation and is thereby entitled to those rights, if any, which would have existed if there had been no merger and the membership had been terminated or the member had been expelled.

2.  Unless otherwise provided in its articles of incorporation or bylaws, no member of a domestic nonprofit corporation, including, but not limited to, a cooperative corporation, which supplies services described in chapter 704 of NRS to its members only, and no person who is a member of a domestic nonprofit corporation as a condition of or by reason of the ownership of an interest in real property, may resign and dissent pursuant to subsection 1.

92A.380.  Right of stockholder to dissent from certain corporate actions and to obtain payment for shares.

1.  Except as otherwise provided in NRS 92A.370 and 92A.390, any stockholder is entitled to dissent from, and obtain payment of the fair value of the stockholder’s shares in the event of any of the following corporate actions:

   (a) Consummation of a plan of merger to which the domestic corporation is a constituent entity:

(1) If approval by the stockholders is required for the merger by NRS 92A.120 to 92A.160, inclusive, or the articles of incorporation, regardless of whether the stockholder is entitled to vote on the plan of merger; or

(2) If the domestic corporation is a subsidiary and is merged with its parent pursuant to NRS 92A.180.

   (b) Consummation of a plan of conversion to which the domestic corporation is a constituent entity as the corporation whose subject owner’s interests will be converted.

   (c) Consummation of a plan of exchange to which the domestic corporation is a constituent entity as the corporation whose subject owner’s interests will be acquired, if the stockholder’s shares are to be acquired in the plan of exchange.

   (d) Any corporate action taken pursuant to a vote of the stockholders to the extent that the articles of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting stockholders are entitled to dissent and obtain payment for their shares.

   (e) Accordance of full voting rights to control shares, as defined in NRS 78.3784, only to the extent provided for pursuant to NRS 78.3793.

   (f) Any corporate action not described in this subsection that will result in the stockholder receiving money or scrip instead of fractional shares except where the stockholder would not be entitled to receive such payment pursuant to NRS 78.205, 78.2055 or 78.207.

2.  A stockholder who is entitled to dissent and obtain payment pursuant to NRS 92A.300 to 92A.500, inclusive, may not challenge the corporate action creating the entitlement unless the action is unlawful or fraudulent with respect to the stockholder or the domestic corporation.

3.  From and after the effective date of any corporate action described in subsection 1, no stockholder who has exercised the right to dissent pursuant to NRS 92A.300 to 92A.500, inclusive, is entitled to vote his or her shares for any purpose or to receive payment of dividends or any other distributions on shares.  This subsection does not apply to dividends or other distributions payable to stockholders on a date before the effective date of any corporate action from which the stockholder has dissented.

92A.390.  Limitations on right of dissent: Stockholders of certain classes or series; action of stockholders not required for plan of merger.

1.  There is no right of dissent with respect to a plan of merger, conversion or exchange in favor of stockholders of any class or series which is:

   (a) A covered security under section 18(b)(1)(A) or (B) of the Securities Act of 1933, 15 U.S.C.  77r(b)(1)(A) or (B), as amended;

   (b) Traded in an organized market and has at least 2,000 stockholders and a market value of at least $20,000,000, exclusive of the value of such shares held by the corporation’s subsidiaries, senior executives, directors and beneficial stockholders owning more than 10 percent of such shares; or

   (c) Issued by an open end management investment company registered with the Securities and Exchange Commission under the Investment Company Act of 1940 and which may be redeemed at the option of the holder at net asset value,  unless the articles of incorporation of the corporation issuing the class or series provide otherwise.

2.  The applicability of subsection 1 must be determined as of:

   (a) The record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the corporate action requiring dissenter’s rights; or

   (b) The day before the effective date of such corporate action if there is no meeting of stockholders.

3.  Subsection 1 is not applicable and dissenter’s rights are available pursuant to NRS 92A.380 for the holders of any class or series of shares who are required by the terms of the corporate action requiring dissenter’s rights to accept for such shares anything other than cash or shares of any class or any series of shares of any corporation, or any other proprietary interest of any other entity, that satisfies the standards set forth in subsection 1 at the time the corporate action becomes effective.

4.  There is no right of dissent for any holders of stock of the surviving domestic corporation if the plan of merger does not require action of the stockholders of the surviving domestic corporation under NRS 92A.130.

5.  There is no right of dissent for any holders of stock of the parent domestic corporation if the plan of merger does not require action of the stockholders of the parent domestic corporation under NRS 92A.180.

92A.400.  Limitations on right of dissent: Assertion as to portions only to shares registered to stockholder; assertion by beneficial stockholder.

1.  A stockholder of record may assert dissenter’s rights as to fewer than all of the shares registered in his or her name only if the stockholder of record dissents with respect to all shares of the class or series beneficially owned by any one person and notifies the subject corporation in writing of the name and address of each person on whose behalf the stockholder of record asserts dissenter’s rights.  The rights of a partial dissenter under this subsection are determined as if the shares as to which the partial dissenter dissents and his or her other shares were registered in the names of different stockholders.

2.  A beneficial stockholder may assert dissenter’s rights as to shares held on his behalf only if the beneficial stockholder:

   (a) Submits to the subject corporation the written consent of the stockholder of record to the dissent not later than the time the beneficial stockholder asserts dissenter’s rights; and

   (b) Does so with respect to all shares of which he or she is the beneficial stockholder or over which he or she has power to direct the vote.

92A.410.  Notification of stockholders regarding right of dissent.

1.  If a proposed corporate action creating dissenters’ rights is submitted to a vote at a stockholders’ meeting, the notice of the meeting must state that stockholders are, are not or may be entitled to assert dissenters’ rights under NRS 92A.300 to 92A.500, inclusive.  If the domestic corporation concludes that dissenter’s rights are or may be available, a copy of NRS 92A.300 to 92A.500, inclusive, must accompany the meeting notice sent to those record stockholders entitled to exercise dissenter’s rights.

2.  If the corporate action creating dissenters’ rights is taken by written consent of the stockholders or without a vote of the stockholders, the domestic corporation shall notify in writing all stockholders entitled to assert dissenters’ rights that the action was taken and send them the dissenter’s notice described in NRS 92A.430.

92A.420.  Prerequisites to demand for payment for shares.

1.  If a proposed corporate action creating dissenters’ rights is submitted to a vote at a stockholders’ meeting, a stockholder who wishes to assert dissenter’s rights with respect to any class or series of shares:

   (a) Must deliver to the subject corporation, before the vote is taken, written notice of the stockholder’s intent to demand payment for his or her shares if the proposed action is effectuated; and

   (b) Must not vote, or cause or permit to be voted, any of his or her shares of such class or series in favor of the proposed action.

2.  If a proposed corporate action creating dissenters’ rights is taken by written consent of the stockholders, a stockholder who wishes to assert dissenters’ rights with respect to any class or series of shares must not consent to or approve the proposed corporate action with respect to such class or series.

3.  A stockholder who does not satisfy the requirements of subsection 1 or 2 and NRS 92A.400 is not entitled to payment for his or her shares under this chapter.

92A.430.  Dissenter’s notice: Delivery to stockholders entitled to assert rights; contents.

1.  The subject corporation shall deliver a written dissenter’s notice to all stockholders entitled to assert dissenters’ rights.

2.  The dissenter’s notice must be sent no later than 10 days after the effective date of the corporate action specified in NRS 92A.380, and must:

   (a) State where the demand for payment must be sent and where and when certificates, if any, for shares must be deposited;

   (b) Inform the holders of shares not represented by certificates to what extent the transfer of the shares will be restricted after the demand for payment is received;

   (c) Supply a form for demanding payment that includes the date of the first announcement to the news media or to the stockholders of the terms of the proposed action and requires that the person asserting dissenter’s rights certify whether or not the person acquired beneficial ownership of the shares before that date;

   (d) Set a date by which the subject corporation must receive the demand for payment, which may not be less than 30 nor more than 60 days after the date the notice is delivered and state that the stockholder shall be deemed to have waived the right to demand payment with respect to the shares unless the form is received by the subject corporation by such specified date; and

   (e) Be accompanied by a copy of NRS 92A.300 to 92A.500, inclusive.

92A.440.  Demand for payment and deposit of certificates; loss of rights of stockholder; withdrawal from appraisal process.

1.  A stockholder who receives a dissenter’s notice pursuant to NRS 92A.430 and who wishes to exercise dissenter’s rights must:

   (a) Demand payment;

   (b) Certify whether the stockholder or the beneficial owner on whose behalf he or she is dissenting, as the case may be, acquired beneficial ownership of the shares before the date required to be set forth in the dissenter’s notice for this certification; and

   (c) Deposit the stockholder’s certificates, if any, in accordance with the terms of the notice.

2.  If a stockholder fails to make the certification required by paragraph (b) of subsection 1, the subject corporation may elect to treat the stockholder’s shares as after-acquired shares under NRS 92A.470.

3.  Once a stockholder deposits that stockholder’s certificates or, in the case of uncertified shares makes demand for payment, that stockholder loses all rights as a stockholder, unless the stockholder withdraws pursuant to subsection 4.

4.  A stockholder who has complied with subsection 1 may nevertheless decline to exercise dissenter’s rights and withdraw from the appraisal process by so notifying the subject corporation in writing by the date set forth in the dissenter’s notice pursuant to NRS 92A.430.  A stockholder who fails to so withdraw from the appraisal process may not thereafter withdraw without the subject corporation’s written consent.

5.  The stockholder who does not demand payment or deposit his or her certificates where required, each by the date set forth in the dissenter’s notice, is not entitled to payment for his or her shares under this chapter.

92A.450.  Uncertificated shares: Authority to restrict transfer after demand for payment.

  The subject corporation may restrict the transfer of shares not represented by a certificate from the date the demand for their payment is received.

92A.460.  Payment for shares: General requirements.

1.  Except as otherwise provided in NRS 92A.470, within 30 days after receipt of a demand for payment, the subject corporation shall pay in cash to each dissenter who complied with NRS 92A.440 the amount the subject corporation estimates to be the fair value of the dissenter’s shares, plus accrued interest.  The obligation of the subject corporation under this subsection may be enforced by the district court:

   (a) Of the county where the subject corporation’s principal office is located;

   (b) If the subject corporation’s principal office is not located in this State, in the county in which the corporation’s registered office is located; or

   (c) At the election of any dissenter residing or having its principal or registered office in this State, of the county where the dissenter resides or has its principal or registered office.

The court shall dispose of the complaint promptly.

2.  The payment must be accompanied by:

   (a) The subject corporation’s balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, a statement of income for that year, a statement of changes in the stockholders’ equity for that year or, where such financial statements are not reasonably available, then such reasonably equivalent financial information and the latest available quarterly financial statements, if any;

   (b) A statement of the subject corporation’s estimate of the fair value of the shares; and

   (c) A statement of the dissenter’s rights to demand payment under NRS 92A.480 and that if any such stockholder does not do so within the period specified, such stockholder shall be deemed to have accepted such payment in full satisfaction of the corporation’s obligations under this chapter.

92A.470.  Withholding payment for shares acquired on or after date of dissenter’s notice: General requirements.

1.  A subject corporation may elect to withhold payment from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenter’s notice as the first date of any announcement to the news media or to the stockholders of the terms of the proposed action.

2.  To the extent the subject corporation elects to withhold payment, within 30 days after receipt of a demand for payment, the subject corporation shall notify the dissenters described in subsection 1:

   (a) Of the information required by paragraph (a) of subsection 2 of NRS 92A.460;

   (b) Of the subject corporation’s estimate of fair value pursuant to paragraph (b) of subsection 2 of NRS 92A.460;

   (c) That they may accept the subject corporation’s estimate of fair value, plus interest, in full satisfaction of their demands or demand appraisal under NRS 92A.480;

   (d) That those stockholders who wish to accept such an offer must so notify the subject corporation of their acceptance of the offer within 30 days after receipt of such offer; and

   (e) That those stockholders who do not satisfy the requirements for demanding appraisal under NRS 92A.480 shall be deemed to have accepted the subject corporation’s offer.

3.  Within 10 days after receiving the stockholder’s acceptance pursuant to subsection 2, the subject corporation shall pay in cash the amount offered under paragraph (b) of subsection 2 to each stockholder who agreed to accept the subject corporation’s offer in full satisfaction of the stockholder’s demand.

4.  Within 40 days after sending the notice described in subsection 2, the subject corporation shall pay in cash the amount offered under paragraph (b) of subsection 2 to each stockholder described in paragraph (e) of subsection 2.

92A.480.  Dissenter’s estimate of fair value: Notification of subject corporation; demand for payment of estimate.

1.  A dissenter paid pursuant to NRS 92A.460 who is dissatisfied with the amount of the payment may notify the subject corporation in writing of the dissenter’s own estimate of the fair value of his or her shares and the amount of interest due, and demand payment of such estimate, less any payment pursuant to NRS 92A.460.  A dissenter offered payment pursuant to NRS 92A.470 who is dissatisfied with the offer may reject the offer pursuant to NRS 92A.470 and demand payment of the fair value of his or her shares and interest due.

2.  A dissenter waives the right to demand payment pursuant to this section unless the dissenter notifies the subject corporation of his or her demand to be paid the dissenter’s stated estimate of fair value plus interest under subsection 1 in writing within 30 days after receiving the subject corporation’s payment or offer of payment under NRS 92A.460 or 92A.470 and is entitled only to the payment made or offered.

92A.490.  Legal proceeding to determine fair value: Duties of subject corporation; powers of court; rights of dissenter.

1.  If a demand for payment remains unsettled, the subject corporation shall commence a proceeding within 60 days after receiving the demand and petition the court to determine the fair value of the shares and accrued interest.  If the subject corporation does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded by each dissenter pursuant to NRS 92A.480 plus interest.

2.  A subject corporation shall commence the proceeding in the district court of the county where its principal office is located in this State.  If the principal office of the subject corporation is not located in the State, it shall commence the proceeding in the county where the principal office of the domestic corporation merged with or whose shares were acquired by the foreign entity was located.  If the principal office of the subject corporation and the domestic corporation merged with or whose shares were acquired is not located in this State, the subject corporation shall commence the proceeding in the district court in the county in which the corporation’s registered office is located.

3.  The subject corporation shall make all dissenters, whether or not residents of Nevada, whose demands remain unsettled, parties to the proceeding as in an action against their shares.  All parties must be served with a copy of the petition.  Nonresidents may be served by registered or certified mail or by publication as provided by law.

4.  The jurisdiction of the court in which the proceeding is commenced under subsection 2 is plenary and exclusive.  The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value.  The appraisers have the powers described in the order appointing them, or any amendment thereto.  The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

5.  Each dissenter who is made a party to the proceeding is entitled to a judgment:

   (a) For the amount, if any, by which the court finds the fair value of the dissenter’s shares, plus interest, exceeds the amount paid by the subject corporation; or

   (b) For the fair value, plus accrued interest, of the dissenter’s after-acquired shares for which the subject corporation elected to withhold payment pursuant to NRS 92A.470.

92A.500.  Assessment of costs and fees in certain legal proceedings.

1.  The court in a proceeding to determine fair value shall determine all of the costs of the proceeding, including the reasonable compensation and expenses of any appraisers appointed by the court.  The court shall assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment.

2.  The court may also assess the fees and expenses of the counsel and experts for the respective parties, in amounts the court finds equitable:

   (a) Against the subject corporation and in favor of all dissenters if the court finds the subject corporation did not substantially comply with the requirements of NRS 92A.300 to 92A.500, inclusive; or

   (b) Against either the subject corporation or a dissenter in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by NRS 92A.300 to 92A.500, inclusive.

3.  If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the subject corporation, the court may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

4.  In a proceeding commenced pursuant to NRS 92A.460, the court may assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters who are parties to the proceeding, in amounts the court finds equitable, to the extent the court finds that such parties did not act in good faith in instituting the proceeding.

5.  To the extent the subject corporation fails to make a required payment pursuant to NRS 92A.460, 92A.470 or 92A.480, the dissenter may bring a cause of action directly for the amount owed and, to the extent the dissenter prevails, is entitled to recover all expenses of the suit.

6.  This section does not preclude any party in a proceeding commenced pursuant to NRS 92A.460 or 92A.490 from applying the provisions of N.R.C.P.  68 or NRS 17.115.